    As filed with the Securities and Exchange Commission on December 5, 2003
                                                 Commission File Nos. 333-106150
                                                                       811-21372
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [_]

     Pre-Effective Amendment No. 1                                           [X]
     Post-Effective Amendment No. __                                         [_]

                                       and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [_]

     Amendment No. 5                                                         [X]


                     FKLA Variable Annuity Separate Account
                           (Exact Name of Registrant)

                                   ----------

                      Federal Kemper Life Assurance Company
                               (Name of Depositor)


        1600 McConnor Parkway,                            60196
         Schaumburg, Illinois
       (Address of Depositor's                          (Zip Code)
     Principal Executive Offices)

    Depositor's Telephone Number,                     (847) 874-4000
         including Area Code:

                          Kenneth B. Terwilleger, Esq.
                              1600 McConnor Parkway
                           Schaumburg, Illinois 60196
                     (Name and Address of Agent for Service)

                                   Copies To:

        Juanita M. Thomas, Esq.                     Joan E. Boros, Esq.
 Federal Kemper Life Assurance Company          Christopher S. Petito, Esq.
         1600 McConnor Parkway                        Jorden Burt LLP
      Schaumburg, Illinois 60196            1025 Thomas Jefferson Street, N.W.
                                                        Suite 400E
                                                  Washington, D.C. 20007

                                   ----------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Title of Securities Being Registered:
     Variable portion of individual flexible premium fixed and variable deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                PROSPECTUS FOR
                     FEDERAL KEMPER LIFE ASSURANCE COMPANY
--------------------------------------------------------------------------------

   INDIVIDUAL FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------

                     [__________________] VARIABLE ANNUITY

                                   Issued By
                    FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                      and
                     FEDERAL KEMPER LIFE ASSURANCE COMPANY


   This Prospectus describes Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contract(s)") offered by Federal Kemper Life Assurance Company ("FKLA"). The Contract is designed to provide annuity benefits for retirement that may or may not qualify for certain federal tax advantages. The Contracts may be purchased by natural persons or by trusts or custodial accounts that hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval.



   You may allocate Purchase Payments to one or more of the Subaccount options and to the Dollar Cost Averaging Fixed Account. The Contract currently offers ten variable options, each of which is a Subaccount of FKLA Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios:





..One Group Investment Trust:                    .Dreyfus Variable Investment Fund ("Dreyfus VIF"):
.. One Group Investment Trust Mid Cap            . Dreyfus VIF Money Market Portfolio
   Growth Portfolio
.. One Group Investment Trust Diversified Mid
   Cap Portfolio
.. One Group Investment Trust Mid Cap Value
   Portfolio
.. One Group Investment Trust Diversified
   Equity Portfolio
.. One Group Investment Trust Equity Index
   Portfolio
.. One Group Investment Trust Large Cap
   Growth Portfolio
.. One Group Investment Trust Balanced
   Portfolio
.. One Group Investment Trust Bond Portfolio
.. One Group Investment Trust Government
   Bond Portfolio



   Subaccounts and Portfolios may be added or deleted in the future. Contract values allocated to any of the Subaccounts vary, reflecting the investment experience of the selected Subaccounts.


   The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and are not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.


   This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling 1-800-621-5001. A table of contents for the SAI appears on page 38. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.


   The date of this Prospectus is____________.

   The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
================================================================================


                                                                 Page
                                                                 ----
          DEFINITIONS...........................................   3
          SUMMARY...............................................   5
          SUMMARY OF EXPENSES...................................   7
          CONDENSED FINANCIAL INFORMATION.......................  10
          FKLA, THE SEPARATE ACCOUNT AND THE FUNDS..............  11
          THE DOLLAR COST AVERAGING FIXED ACCOUNT...............  13
          THE CONTRACTS.........................................  13
          CONTRACT CHARGES AND EXPENSES.........................  22
          THE ANNUITY PERIOD....................................  25
          FEDERAL INCOME TAXES..................................  31
          DISTRIBUTION OF CONTRACTS.............................  37
          VOTING RIGHTS.........................................  37
          REPORTS TO CONTRACT OWNERS AND INQUIRIES..............  37
          LEGAL MATTERS.........................................  38
          SPECIAL CONSIDERATIONS................................  38
          AVAILABLE INFORMATION.................................  38
          LEGAL PROCEEDINGS.....................................  38
          TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION  38
          FINANCIAL STATEMENTS..................................  38
          APPENDIX..............................................  39

                                  DEFINITIONS

   The following terms, as used in this Prospectus, have the indicated meanings:


   Accumulation Period--The period between the Issue Date and the Annuity Date.


   Accumulation Unit--An accounting unit of measure used to calculate the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

   Annuitant--The person during whose lifetime the Fixed Annuity or Variable Annuity is to be paid.

   Annuity Date--The date on which your Contract matures, and we begin to make annuity payments to you. The original Annuity Date you selected in your Contract application is stated in your Contract Schedule.

   Annuity Option--One of several forms in which you may elect to have annuity payments made to you after the Annuity Date.

   Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

   Annuity Unit--An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first annuity payment.

   Beneficiary--The person you designate or designated under the Contract to receive any benefits under a Contract upon your death.

   Company ("we", "us", "our", "FKLA")--Federal Kemper Life Assurance Company, Schaumburg, Illinois 60196.


   Contract--A Flexible Premium, Fixed and Variable Deferred Annuity Contract.



   Contract Anniversary--An anniversary of the Issue Date.


   Contract Schedule--The schedule pages appearing at the beginning of your Contract.


   Contract Value--The sum of the Dollar Cost Averaging Fixed Account Contract Value, plus the Separate Account Contract Value, plus the value used to secure a loan (if available). Loans are available under certain Qualified Plan Contracts.



   Contract Year--A one-year period starting on the Issue Date and successive Contract Anniversaries.



   Dollar Cost Averaging Fixed Account--The General Account of FKLA to which you may allocate all or a portion of Purchase Payments and Contract Value.



   Dollar Cost Averaging Fixed Account Contract Value--The (1) Purchase Payments allocated to the Dollar Cost Averaging Fixed Account; plus (2) interest credited; minus (3) withdrawals and withdrawal charges, if any; and minus (4) transfers on any Valuation Date.


   Fixed Annuity--An annuity payment plan, which does not vary in dollar amount with investment experience.

   Fund(s)--An investment company which provides the Portfolios available for investment by a Subaccount.


   General Account--Our assets other than those allocated to the Separate Account or any other separate account.





   Issue Date--The Issue Date is stated in your Contract Schedule.

   Non-Qualified Plan Contract--The Contract issued other than as a Qualified Plan Contract.


   Owner ("Contract Owner", "you", "your", "yours")--The party(s) named as Owner, unless later changed as provided in the Contract. When more than one person is named as Owner, the terms, "you," "your," and "yours" mean joint Owners.


   Payee--A recipient of periodic payments under the Contract.

   Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets.

   Purchase Payment--The dollar amount we receive in U.S. currency to buy the benefits the Contract provides.


   Qualified Plan Contract--A Contract issued under a retirement plan which qualifies for favorable income tax treatment under Sections 401, 403, 408, 408A and 457 of the Internal Revenue Code, as amended.


   Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the FKLA Variable Annuity Separate Account.

   Separate Account Contract Value--The sum of the Subaccount Values on a Valuation Date.

   Subaccounts--The subdivisions of the Separate Account. Each Subaccount invests all of its assets in a specified Portfolio or Fund.

   Subaccount Value--The value of your interest in each Subaccount.


   Valuation Date--Each business day that we value the assets of the Separate Account. Currently, this is each day that the New York Stock Exchange is open for trading.


   Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

   Variable Annuity--An annuity payment plan which varies in dollar amount because of Subaccount investment experience.

                                    SUMMARY

   Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus before deciding to invest.


   The Contracts provide for investment on a tax-deferred basis and for annuity benefits. This Prospectus describes both Non-Qualified Plan Contracts and Qualified Plan Contracts. A Contract may not be issued to you on or after your 89th birthday.



   The minimum initial Purchase Payment is $2,000. For Purchase Payments that are part of a systematic investment program that we have approved, the minimum subsequent Purchase Payment is $100. Otherwise, the minimum subsequent Purchase Payment is $500. The maximum total Purchase Payments for a Contract is $1,000,000. (See "The Contracts," page .) We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. An initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $500. A subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $50.



   Allocations and transfers to the Dollar Cost Averaging Fixed Account are subject to other restrictions (see "The Contracts, A. General Information," page 13, and "Transfers during the Accumulation Period," page 16.)


   Variable accumulations and benefits are provided by crediting Purchase Payments to one or more Subaccounts that you select. Each Subaccount invests in one of the following corresponding Portfolios:



      .  One Group Mid Cap Growth Portfolio

      .  One Group Diversified Mid Cap Portfolio

      .  One Group Mid Cap Value Portfolio

      .  One Group Diversified Equity Portfolio

      .  One Group Equity Index Portfolio

      .  One Group Large Cap Growth Portfolio

      .  One Group Balanced Portfolio

      .  One Group Bond Portfolio

      .  One Group Government Bond Portfolio

      .  Dreyfus VIF Money Market Portfolio


   We guarantee that Purchase Payments allocated to the Dollar Cost Averaging Fixed Account earn not less than the minimum guaranteed rate. In our discretion, we may credit interest in excess of the minimum guaranteed rate. (See "Dollar Cost Averaging Program," page 17.)





   You bear the investment risk under the Contracts, unless you allocate your Contract Values to the Dollar Cost Averaging Fixed Account and are guaranteed to earn not less than the minimum guaranteed rate (see "Dollar Cost Averaging Program").



   Transfers among Subaccounts are permitted before and after annuitization, subject to certain limitations. Transfers to the Dollar Cost Averaging Fixed Account are not permitted, and restrictions apply to amounts transferred from the Dollar Cost Averaging Fixed Account. (See "Transfers During the Accumulation Period" and "Transfers and Conversions During the Annuity Period, " pages 16 and 27, respectively).



   We do not deduct sales charges from Purchase Payments. You may withdraw Contract Value subject to withdrawal charges and other specified conditions. The withdrawal charge ranges from 5% of each Purchase Payment during the first year to 0% after six years have elapsed. For the purpose of determining whether withdrawal charges apply to a Purchase Payment, a year begins on the date each Purchase Payment is made and lapses one year after the Purchase Payment is made. As explained below, certain amounts may be withdrawn free of the withdrawal charge. Earnings, if any, are withdrawn first from Contract Value and are not subject to withdrawal charges. Any withdrawal in excess of earnings will reduce remaining Purchase

Payments. Remaining Purchase Payments are reduced in the order received. (See "Withdrawals During the Accumulation Period," page 18.)



   Each Contract Year, you may withdraw an amount of Contract Value equal to the greatest of the following, without incurring a withdrawal charge:



      . earnings, plus remaining Purchase Payments no longer subject to a withdrawal charge;



      . 10% of the sum of Contract Value on the date of the withdrawal and partial withdrawals and withdrawal charges during the current Contract Year, minus partial withdrawals made during the Contract Year that were not subject to withdrawal charges; and



      . 10% of remaining Purchase Payments, minus partial withdrawals and withdrawal charges during the current Contract Year.



   Withdrawals may be subject to income tax, a 10% penalty tax, and other tax consequences. Withdrawals from Qualified Plan Contracts may be limited by the terms of the plan or the Internal Revenue Code, as amended (the "Code"). (See "Federal Income Taxes," page 30.)



   The Contract may be purchased in connection with retirement plans qualifying under Sections 401, 403, 408, 408A and 457 of the Code including the following types of Qualified Plans: IRAs, SEP-IRAs, SIMPLE IRAs, Roth IRAs, HR-10 and Keogh Plans, Pension and Profit-Sharing Plans, Tax-Sheltered Annuities, and Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Contract is also available in connection with non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page 31 and "Qualified Plans," page 33.)



   You may take loans against your Contract at any time prior to the Annuity Date if your Contract was issued under Sections 401(a) or 403(b) of the Code and your plan permits loans. (See "Contract Loans," page 20.)



   You may examine a Contract and return it to us for a refund during the "free look" period. The length of the free look period will depend on the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. (See "The Contracts," page 13.) In addition, a special free look period applies in some circumstances to Contracts issued as an Individual Retirement Annuity ("IRA"), a Roth IRA or a Simplified Employee Pension.

                              SUMMARY OF EXPENSES
--------------------------------------------------------------------------------
   The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.
State premium taxes may also be deducted.


               Contract Owner Transaction Expenses
               Sales Load Imposed on Purchases
               (as a percentage of Purchase Payments):      None
               Maximum Withdrawal Charge/(1)/
               (as a percentage of Purchase Payments):        5%

                                                       Withdrawal
               Years Elapsed after Purchase Payment      Charge
               ------------------------------------    ----------
               Less than One..........................     5.00%
               One but less than two..................     4.00%
               Two but less than three................     3.00%
               Three but less than four...............     3.00%
               Four but less than five................     2.00%
               Five but less than six.................     1.00%
               Six and thereafter.....................     0.00%

               Maximum Transfer Fee:..................  $10/(2)/


Commutation Charge/(3)/
   An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

      A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and

      B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.
--------



/(1)/Each Contract Year, a Contract Owner may withdraw an amount of Contract
     Value equal to the greatest of the following, without incurring a withdrawal charge:



      . earnings, plus remaining Purchase Payments no longer subject to a withdrawal charge;



      . 10% of the sum of Contract Value on the date of the withdrawal and partial withdrawals and withdrawal charges during the current Contract Year, minus partial withdrawals made during the Contract Year that were not subject to withdrawal charges; and



      . 10% of remaining Purchase Payments, minus partial withdrawals and withdrawal charges during the current Contract Year.



      In certain circumstances we may reduce or waive the withdrawal charge. See "Withdrawal Charge."



/(2)/We reserve the right to charge a fee of $10 for each transfer of Contract
     Value in excess of 12 transfers per Contract Year. See "Transfers During the Accumulation Period."


/(3)/This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. See "Commutation Charge," "Death of Annuitant or Owner" and "Commutable Annuitization Option."

Qualified Plan Loan Interest Rates/(4) /



     Loans not subject to ERISA  -- 5.50%
     Loans subject to ERISA  --     Moody's Corporate Bond Yield Average
                                    - Monthly
                                    Average Corporates (rounded to
                                    nearest 0.25%)

--------

/(4)/Loans are only available under certain qualified plans. Interest rate depends on whether plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The value securing the loan will earn interest at the loan interest rate reduced by not more than 2.5%. See "Contract Loans."


   The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.




       Separate Account Annual Expenses
       (as a percentage of average Separate Account Contract Value)
          Mortality and Expense Risk Charge:....................... 1.70%
          Administration Charge:................................... 0.15%
                                                                    -----
          Total Separate Account Annual Expenses:.................. 1.85%
                                                                    =====


   The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.


                                                                         Minimum --  Maximum
Total Annual Fund Operating Expenses/(5)/ (expenses that are deducted from Funds assets, including management fees, distribution (12b-1) fees,
and other expenses, prior to any fee waivers or expense reimbursements)   .51%   --   1.00%

--------



/(5)/The expenses shown are for the year ended December 31, 2002, and do not reflect any fee waivers or expense reimbursements.





   The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Fund's expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2004. Other Funds have voluntary expense limitation policies that may be terminated at any time. The minimum and maximum Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are .51% and .95%, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.


   THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                    EXAMPLE
--------------------------------------------------------------------------------

   This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses.


   The Example assumes that you invest $10,000 in the Contract for the time periods indicated and takes into consideration the impact of withdrawals that may be made without incurring a withdrawal charge. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.


   Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    (1)If you surrender your Contract at the end of the applicable time period:


         1 year                     3 years                    5 years                   10 years
         ------                     -------                    -------                   --------
          $756                      $1,197                     $1,747                     $3,259



    (2)a. If you annuitize your Contract as a Fixed Annuity at the end of the applicable period after the second Contract Anniversary under an Annuity Option that provides either an income benefit period of no less than 10 years or a benefit under which payment is contingent on the life of the Annuitant(s) /(6)/:



         1 year                     3 years                    5 years                    5 years
         ------                     -------                    -------                    -------
          $297                       $910                      $1,548                     $3,259



       b. If you annuitize your Contract as a Fixed Annuity at the end of the applicable period under Annuity Option 1 for a period of less than 10 years /(6)/:



         1 year                     3 years                    5 years                   10 years
         ------                     -------                    -------                   --------
          $756                      $1,197                     $1,747                     $3,259


    (3)If you do not surrender your Contract at the end of the applicable time period:


         1 year                     3 years                    5 years                   10 years
         ------                     -------                    -------                   --------
          $297                       $910                      $1,548                     $3,259

--------

/(6)/Withdrawal Charges do not apply if the Contract is annuitized after the second Contract Anniversary under an Annuity Option that provides either an income benefit period of no less than 10 years or a benefit under which payment is contingent on the life of the Annuitant(s). Currently, only a 10 year period is permitted under the Contract.


   The fee table and example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which may be assessed before or upon annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future performance of any Subaccount.

                        CONDENSED FINANCIAL INFORMATION

   Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                   FKLA, THE SEPARATE ACCOUNT AND THE FUNDS

Federal Kemper Life Assurance Company


   We are a stock life insurance company organized in 1967 under the laws of the State of Illinois. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. In addition to the Contracts, we offer other variable contracts with different benefits, costs and funding vehicles. We are a wholly-owned subsidiary of Banc One Insurance Holdings, Inc. ("BOIH"), a nonoperating holding company. BOIH is a wholly-owned subsidiary of Bank One Corporation.




The Separate Account


   We established the FKLA Variable Annuity Separate Account on May 23, 2003 pursuant to Illinois law. It is a separate investment account used to fund the Contract and other of our variable annuity contracts. The SEC does not supervise the management, investment practices or policies of the Separate Account or FKLA.


   Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets. Moreover, the assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.


   There are currently ten Subaccounts available under the Contract, each of which invests exclusively in shares of one of the Portfolios. We may, from time to time, combine or remove Subaccounts and establish additional Subaccounts. In such cases, we may permit you to select other Subaccounts under the Contract. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions. Not all Subaccounts may be available in all jurisdictions or under all Contracts.


   The Separate Account purchases and redeems Portfolio shares at net asset value. We redeem Portfolio shares as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.


   No financial statements are provided for the Separate Account because as of the date of the Prospectus it has not yet commenced operations, has no assets or liabilities, and received no income or incurred any expenses.


The Funds


   The Separate Account currently invests in the shares of the One Group Investment Trust and Dreyfus Variable Investment Fund, each an open-end management investment company.



   The Funds provide investment vehicles for variable life insurance and variable annuity contracts. Fund shares are sold only to insurance company separate accounts. Fund shares may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, or variable annuity separate accounts to invest simultaneously in the Funds' Portfolios. Currently, we do not foresee disadvantages to variable life insurance owners or variable annuity owners. The Funds' Boards monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.


   The Portfolios or Funds are summarized below:




One Group Investment Trust



  . One Group Investment Trust Mid Cap Growth Portfolio seeks growth of capital and secondarily, current income by investing primarily in equity securities.

  . One Group Investment Trust Diversified Mid Cap Portfolio seeks long-term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.



  . One Group Investment Trust Mid Cap Value Portfolio seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.



  . One Group Investment Trust Diversified Equity Portfolio seeks long-term capital growth and growth of income with a secondary objective of providing a moderate level of current income.



  . One Group Investment Trust Equity Index Portfolio seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index)*.



  . One Group Investment Trust Large Cap Growth Portfolio seeks long-term capital appreciation and growth of income by investing primarily in equity securities.



  . One Group Investment Trust Balanced Portfolio seeks to provide total return while preserving capital.



  . One Group Investment Trust Bond Portfolio seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.



  . One Group Investment Trust Government Bond Portfolio seeks a high level of current income with liquidity and safety of principal.

--------

* "S&P 500" is a registered trademark of Standard & Poor's Corporation, which does not sponsor and is in no way affiliated with One Group Investment Trust.



Dreyfus Variable Investment Fund ("Dreyfus VIF")



  . Dreyfus VIF Money Market Portfolio seeks current income, safety of principal and liquidity by investing in high quality money market instruments.


   The Portfolios may not achieve their stated objective. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and statements of additional information, available from us upon request.

Advisers and Managers


   Banc One Investment Advisors Corporation is the investment adviser for the available Portfolios of the One Group Investment Trust. The Dreyfus Corporation is the investment adviser for the Dreyfus VIF Money Market Portfolio.


Change of Investments

   If we establish additional Subaccounts, each new Subaccount will invest in a new series of a Fund or in shares of another investment company. We may also substitute other investment companies.

   We reserve the right, subject to compliance with the current law or as it may be changed in the future:

      .  to operate the Separate Account in any form permitted by law;




      .  to change the name of the Separate Account and any Subaccounts thereof;



      . to take any action necessary to comply with or obtain and continue any exemptions from applicable law;


      . to transfer any assets in any Subaccount to another Subaccount or to one or more Separate Accounts, or the General Account, or to add, combine or remove Subaccounts in the Separate Account;




      . to delete the shares of any of the portfolios of a Fund or any other open-end investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another Portfolio of a Fund or the shares of another investment company or any other investment permitted by law; and



      . to change the way we assess charges, but not to increase the aggregate amount above that is currently charged to the Separate Account and the Funds in connection with the Contract.



   When required by law, we will obtain approval of such changes and the approval of any regulatory authority.

                    THE DOLLAR COST AVERAGING FIXED ACCOUNT



   Amounts allocated to the Dollar Cost Averaging Fixed Account are part of our General Account, supporting insurance and annuity obligations. The availability of the Dollar Cost Averaging Fixed Account may be restricted in some states. The offering of interests under the Contract relating to the Dollar Cost Averaging Fixed Account is not registered under the 1933 Act, and the Dollar Cost Averaging Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Dollar Cost Averaging Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Dollar Cost Averaging Fixed Account. Disclosures regarding the Dollar Cost Averaging Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.



   Under the Dollar Cost Averaging Fixed Account, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.


                                 THE CONTRACTS

A. GENERAL INFORMATION.


   The Contract, along with any written application attached to the Contract and any endorsements constitute the entire contract. We may not contest the Contract after two years from the Issue Date.



   The Contract must be issued to an Owner before his or her 89th birthday. Purchase Payments may not be made on or after the oldest Owner or Annuitant's 90th birthday.


   The Contract does not pay dividends and will not share in our surplus or earnings.


   The minimum initial Purchase Payment is $2,000. The minimum subsequent Purchase Payment is $500. However, the minimum subsequent Purchase Payment is $100 if you authorize us to automatically draw on your bank account and provide us with a voided check. Thereafter, we will draw Purchase Payments from your bank account on a monthly, quarterly, semi-annual or annual basis and apply them according to your initial allocation instructions unless you otherwise instruct us. An initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $500. A subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account must be at least $50.





   The maximum total Purchase Payments that may be made under the Contract is $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.




   We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. We may, at any time, amend the Contract in accordance with changes in the law, including applicable tax laws, regulations or rulings, and for other purposes.

   You may examine your Contract and return it to us for a refund during the free look period. The length of the free look period depends upon the state in which the Contract is issued. The amount of the refund also depends on the state in which the Contract is issued. Generally, the amount of the refund will be one of the following:




      . the Separate Account Contract Value on the date we receive the returned Contract plus Purchase Payments allocated to the Dollar Cost Averaging Fixed Account, without any deduction for withdrawal charges; or


      .  the return of Purchase Payments.

   In addition, a special free look period applies in some circumstances to Contracts issued as IRAs, Roth IRAs or Simplified Employee Pensions.

   Before the Annuity Date and prior to the death of an Owner, you have the exclusive right to exercise every option and right conferred by the Contract, including the right of assignment. The joint Owners must agree to any change if more than one Owner is named. Joint Owners are only permitted in Non-Qualified Plan Contracts.



   You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The new Annuity Date must not be earlier than two years from the Issue Date or beyond the maximum Annuity Date stated in your Contract Schedule. (See "The Annuity Period.")



   Before the Annuity Date and prior to the death of an Owner, you have the right to designate a new Owner. However, the new Owner must be less than 90 years old on the date that the change becomes effective.



   Before the Annuity Date or the death of an Owner, you have the right to cancel or amend your Contract if we agree. Only our president, secretary and assistant secretaries have the power to approve a change or waive any provisions of the Contract. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract.



   The Owner may designate a Joint Annuitant who will become the Annuitant if the Annuitant dies before the Annuity Date. Joint Annuitants are only permitted in Non-Qualified Plan Contracts. If the Annuitant dies and the Joint Annuitant is not named or alive, the youngest Owner becomes the Annuitant.



   No assignment under the Contract is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of the assignee's interest. An assignment may subject you to immediate tax liability, possibly including a 10% tax penalty. (See "Tax Treatment of Withdrawals, Loans and Assignments.")



   The provisions of an applicable qualified plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Plan Contract may not be assigned. Further, if the Contract is issued as a Qualified Plan Contract, additional provisions may apply. The rider or endorsement to the Contract used to qualify it under the applicable section of the Internal Revenue Code will state the extent of change to its provisions.


B. THE ACCUMULATION PERIOD.

1. Allocation of Purchase Payments.

   All Purchase Payments must be paid to us at our home office or an alternative location we may select. We will notify you and any other interested parties in writing of any alternative location. Purchase Payments received by an agent will begin experiencing investment performance and earning interest only after we receive them.


   You allocate your Purchase Payments to the Subaccounts or the Dollar Cost Averaging Fixed Account. The minimum initial allocation to a Subaccount or the Dollar Cost Averaging Fixed Account is $500. The minimum subsequent allocation to a Subaccount or the Dollar Cost Averaging Fixed Account is $50. The number of Accumulation Units credited to your Contract when you allocate a Purchase Payment (other than your initial Purchase Payment) to a Subaccount will be based on the Accumulation Unit value next computed after we receive your Purchase Payment. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading. With respect to the initial Purchase Payment, the amount is credited only after we determine to issue the Contract, but in no event later than the second day after we receive the Purchase Payment and the application in good order. Purchase Payments that you allocate to the Dollar Cost Averaging Fixed Account begin earning interest after we receive them (except that initial Purchase Payments will be credited interest only after we determine to issue the Contract, but no later than the second day after we receive your initial Purchase Payment and the application in good order).


   If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five-day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

2. Accumulation Unit Value.


   Each Subaccount has an Accumulation Unit value for each combination of asset-based charges. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units is credited based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are cancelled in a similar manner. The Subaccount Value of any Subaccount on any Valuation Date is the number of Accumulation Units held in the Subaccount times the applicable Accumulation Unit value on that Valuation Date.



   Under normal circumstances, Valuation Periods end at the close of the New York Stock Exchange, which currently is 3:00 p.m. Central time. However, on any day when the New York Stock Exchange closes early, the Valuation Period also will end at the same time. We may suspend processing transactions and valuation:



      . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;



      . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or



      . for such other periods as the SEC by order may permit for the protection of Owners.



   The Accumulation Unit value for each Valuation Period is the relevant investment experience factor for that period multiplied by the Accumulation Unit value for the Valuation Period immediately preceding. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period. The number of Accumulation Units will not change as a result of investment experience.



   Each Subaccount has its own investment experience factor for each combination of charges. The investment experience factor of a Subaccount for a Valuation Period is determined by the following formula: (a divided by b) minus c, where:



      a. is:



      . the net asset value per share of the Portfolio held in the Subaccount as of the end of the current Valuation Period; plus


      . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

      . a credit or charge for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;


      b. is the net asset value per share of the Portfolio held in the Subaccount as of the end of the preceding Valuation Period; and



      c. is the factor representing asset-based charges (the mortality and expense risk and administrative charges).



3. Contract Value.


   On any Valuation Date, Contract Value equals the total of:

      .  the number of Accumulation Units credited to each Subaccount, times

      .  the corresponding Accumulation Unit value for each Subaccount, plus




      .  your Dollar Cost Averaging Fixed Account Contract Value.


4. Change of Ownership, Beneficiary and Annuitant.


   You may change the Owner by written request before the Annuity Date while the Owner is alive. You must furnish information sufficient to clearly identify the new Owner to us. The new Owner must be less than 90 years old on the date the change becomes effective. The change is subject to any existing assignment of the Contract. After we receive the change, it will take effect as of the date the written request was signed. Any change is subject to the payment of any proceeds. We may require you to return your Contract to us for endorsement of a change of ownership. A change of ownership may result in adverse tax consequences. (See "Federal Income Taxes--2. Taxation of Partial and Full Withdrawals.")

   A Beneficiary must be designated at the time of application. In the case of joint Owners, the surviving joint Owner is automatically the designated primary Beneficiary. You may change the Beneficiary if you send us written notice in a manner satisfactory to us. Beneficiary designation and changes in Beneficiary are subject to the following conditions:



      . in the case of joint Owners, the surviving joint Owner is the primary Beneficiary. If other beneficiaries are designated, they will be deemed to be contingent Beneficiaries;


      . prior to the Annuity Date, the Beneficiary change form must be filed while the Owner is alive;

      . after the Annuity Date, the Beneficiary may be changed while the Owner and Annuitant are alive;

      .  the Contract must be in force at the time you file a change form;

      . a change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;




      . after we receive the change form, it will take effect as of the date the change form was signed; however, action taken by us before the change form was received will remain in effect; and



      . the request for change must provide information sufficient to clearly identify the new Beneficiary to us.


   We may require you to return the Contract to us for endorsement of a change of Beneficiary.

   The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, to share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to your estate when you die.


   The initially designated Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Plan Contracts.


5. Transfers During the Accumulation Period.


   During the Accumulation Period, you may transfer Contract Value among the Subaccounts and from the Dollar Cost Averaging Fixed Account subject to the following conditions:





      . the minimum amount which may be transferred is $50 for each Subaccount or the Dollar Cost Averaging Fixed Account or, if smaller, the remaining value in the Subaccount or the Dollar Cost Averaging Fixed Account;





      . no partial transfer will be made if the remaining Contract Value of the Dollar Cost Averaging Fixed Account or any Subaccount will be less than $500 unless the transfer will eliminate your interest in the applicable account;





      . no transfer may be made within seven calendar days before the date on which the first annuity payment is due;





      . transfers into the Dollar Cost Averaging Fixed Account are not permitted;





      . multiple transfers requested on one business day will be counted as one transfer;



      . we reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request received during such a period will not be processed unless resubmitted and received after the 15-day period; and



      . we reserve the right to charge a fee of $10 for each transfer in excess of 12 in a Contract Year.





   Except as provided below, we make transfers pursuant to your written or telephone request specifying in detail both the amount which is to be transferred and the names of the accounts which are affected. Telephone transfers require the proper authorization from us, and all telephone transfer requests will be recorded for your protection. We reserve the right to terminate the telephone transfer privilege at any time.

   The following transfers must be requested through standard United States mail:




      .  Transfers in excess of $250,000 per Contract, per day, and


      . transfers into and out of the Subaccounts in excess of $50,000 per Contract, per day.


   In the case of transfers between Subaccounts, the reduction and credit of Accumulation Units in each Subaccount is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will transfer from the Dollar Cost Averaging Fixed Account on the date we receive your written or telephone transfer request.


   If a transfer is to be made from a Subaccount, we may suspend the right of transfer:

      . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

      . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

      . for such other periods as the SEC by order may permit for the protection of Owners.


   In addition, we may end a Valuation Period early (i.e., before 3:00 p.m. Central time), when one of the foregoing occurs. In that event, transfer orders received after the end of that Valuation Period will be processed as of the end of the next Valuation Period. See "Accumulation Unit Value".



   We may defer a transfer from the Dollar Cost Averaging Fixed Account for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Dollar Cost Averaging Fixed Account Contract Value.



   If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we do not offer or participate in any third party asset allocation program or investment advisory service, and we take no responsibility for any third party asset allocation program or investment advisory service. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.


   The Contract is not designed for professional market timing organizations, or other organizations or individuals engaged in market timing strategies in response to short-term fluctuations in the market, involving frequent transfers, or transfers representing a substantial percentage of the assets of any Subaccount. You should not purchase the Contract if you intend to engage in such market timing strategies. Market timing strategies may be disruptive to the Subaccounts and may be detrimental to Owners. Further, these short-term strategies are particularly inappropriate for attaining long-term retirement goals or for the protection of heirs. Consequently, we reserve the right, at our sole discretion and without prior notice, to take action when we identify market timing strategies detrimental to Owners.


   We reserve the right at any time and without notice to any party, to terminate, suspend or modify these or any other transfer rights. If you submit a request for a transfer that is no longer permitted because your transfer rights have been terminated, suspended or modified, we will notify you in writing that the transaction is not permissible. We disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone or other transfer request.


6. Dollar Cost Averaging Program.


   Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of the Dollar Cost Averaging Fixed Account is automatically transferred to other Subaccounts in accordance with your allocation instructions. Transfers are made on a monthly, quarterly, semi-annual or annual basis for a specified duration of either six or 12 months. You may also direct that automatic transfers be made from the Money Market Subaccount under our DCA program.

   We declare an interest rate and a dollar cost averaging period for each Purchase Payment allocated to the Dollar Cost Averaging Fixed Account. This interest rate will never be less than the minimum guaranteed interest rate. The dollar cost averaging period will not be less than six months and not more than 12 months from the date of the Purchase Payment. The minimum guaranteed interest rate is 1.50% for Contract Years 1-7 and 1.50% for Contract Year 8 and thereafter.



   We reserve the right to declare different interest rates based upon the Issue Date, the date a Purchase Payment is received by us, and the amount of the Purchase Payment we receive.



   We calculate interest credited to the Dollar Cost Averaging Fixed Account by compounding daily, at daily interest rates, rates that would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate.


   The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and fewer Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

   The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.


   The minimum transfer amount is $100 per Subaccount. Automatic transfers from the Dollar Cost Averaging Fixed Account will not be counted against the 12 transfers permitted in a Contract Year. The total Money Market Subaccount Value or Dollar Cost Averaging Fixed Account Contract Value at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.



   At the end of the six or 12 month period specified for automatic transfers from the Dollar Cost Averaging Fixed Account, all remaining Dollar Cost Averaging Fixed Account Contract Value is automatically transferred in accordance with your allocation instructions in effect at that time.



   Dollar Cost Averaging from the Money Market Subaccount ends if:





      .  the number of designated transfers has been completed,





      . Subaccount Value in the Money Market Subaccount is insufficient to complete the next transfer; the remaining amount will be transferred,


      . we receive your written termination at least five business days before the next transfer date, or

      .  the Contract is surrendered or annuitized.




7. Automatic Asset Rebalancing Program.



   Under our Automatic Asset Rebalancing program, transfers among the Subaccounts will automatically be made on each Contract Anniversary to achieve the Owner's pre-defined asset allocations. Transfers under this program are not subject to the $50 transfer minimum and will not be counted against the 12 transfers permitted in a Contract Year. An election to participate in this plan must be in writing on our form and returned to us.


   You may not simultaneously participate in the Dollar Cost Averaging and Automatic Asset Rebalancing programs.

8. Withdrawals During the Accumulation Period.



   During the Accumulation Period, you may make an unlimited number of partial withdrawals or a total withdrawal (also known as a "surrender") from the Contract. Upon surrender, we will pay the Contract Value reduced by any withdrawal charge and applicable premium taxes and applicable tax withholding. A partial withdrawal may not exceed the amount available upon surrender. You must return the Contract to us if you elect a total withdrawal. Withdrawals may have tax consequences. (See "Federal Income Taxes.")



   Each Contract Year, you may withdraw an amount of Contract Value equal to the greatest of the following, without incurring a withdrawal charge ("partial free withdrawal"):



      . earnings, plus remaining Purchase Payments no longer subject to a withdrawal charge;



      . 10% of the sum of Contract Value on the date of the withdrawal and partial withdrawals and withdrawal charges during the current Contract Year, minus partial withdrawals made during the Contract Year that were not subject to withdrawal charges; and



      . 10% of remaining Purchase Payments, minus partial withdrawals and withdrawal charges during the current Contract Year.


   Partial withdrawals are subject to the following conditions:




      . Partial withdrawals must be at least $500 or, if smaller, the remaining value in the Dollar Cost Averaging Fixed Account or Subaccount;





      . no partial withdrawal will be made if the remaining Contract Value of the Dollar Cost Averaging Fixed Account or any Subaccount will be less than $50, unless the withdrawal will eliminate your interest in the applicable account;





      . if an account is not specified for the partial withdrawal, the partial withdrawal will be deducted on a pro rata basis from the investment options in which you have an interest; and





      . if a partial withdrawal would reduce Contract Value to less than $1,000, the partial withdrawal will be processed as a total withdrawal (surrender of the Contract).



   We make withdrawals pursuant to your written or telephone request specifying in detail both the amount which is to be withdrawn and the names of the accounts that are affected. Telephone transfers are subject to restrictions and require the proper authorization from us.



   We will make withdrawals from the Dollar Cost Averaging Fixed Account as of the Valuation Date that follows the date we receive in good order your written or telephone withdrawal request. In the case of withdrawals from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will pay the amount within seven calendar days after we receive the request, except as provided below.



   If the withdrawal is to be made from a Subaccount, we may suspend the right of withdrawal or delay payment beyond seven calendar days:


      . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

      . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

      . for such other periods as the SEC by order may permit for the protection of Owners.


   In addition, we may end a Valuation Period early (i.e., before 3:00 p.m. Central time), when one of the foregoing occurs. In that event, withdrawal orders received after the end of that Valuation Period will be processed as of the end of the next Valuation Period. See "Accumulation Unit Value".



   We may defer the payment of a withdrawal from the Dollar Cost Averaging Fixed Account for the period permitted by law. This can never be more than six months after we receive your written or telephone request.

During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Dollar Cost Averaging Fixed Account Contract Value.





   Withdrawals will reduce the Purchase Payment Death Benefit and the Step-Up Death Benefit ("Benefit Value") in the proportion that the withdrawal, plus withdrawal charges, bears to the Contract Value. For example, if the Benefit Value is $100,000 and the Contract Value is $80,000, and a withdrawal, including withdrawal charges, of $20,000 is taken, the Benefit Value is then reduced to $75,000 as shown below:


      .  $20,000/$80,000 = 25% ratio of withdrawal to Contract Value;




      .  $100,000 X 25% = $25,000 of Benefit Value reduction;





      .  $100,000 Benefit Value -$25,000 = $75,000 remaining Benefit Value



9. Systematic Withdrawal Plan.



   We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw a selected amount, or amounts based on your life expectancy, from the Dollar Cost Averaging Fixed Account, or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. You may select the day of the month on which the withdrawals will occur, other than the 29th, 30th, or 31st of the month. The SWP is available when you request a minimum $100 periodic payment. If the amounts distributed under the SWP from the Dollar Cost Averaging Fixed Account and the Subaccounts exceed the partial free withdrawal amount, the withdrawal charge is applied on any amounts exceeding the partial free withdrawal amount. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give 30 days notice if we amend the SWP, and you may terminate the SWP at any time.



10. Contract Loans.



   The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Internal Revenue Code of 1986 ("Code") or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.



   Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within five years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Interest will be charged on your loan amount. Failure to make a loan repayment when due will result in adverse income tax consequences to you.



   Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate is 5.50%. If your Contract is subject to ERISA, the interest rate is based on Moody's Corporate Bond Yield Average--Monthly Average Corporates (rounded to the nearest 0.25%). While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.


   If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the investment accounts will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding.




11. Death Benefit.





   If you die on or after the oldest Owner's 80th birthday, the death benefit is Contract Value.



   If you die before the oldest Owner is 80 years old, we will pay to the Beneficiary the greatest of the following:





      (1) Contract Value;



      (2) The Purchase Payment Death Benefit, described below; and



      (3) The Step-Up Death Benefit, described below.




   The Purchase Payment Death Benefit is the sum of all Purchase Payments, less premium taxes, reduced by all adjustments for withdrawals.


   The Step-Up Death Benefit on the Issue Date is equal to the initial Purchase Payment less premium taxes. After the Issue Date and prior to the first Contract Anniversary, the Step-Up Death Benefit is equal to the Purchase Payment Death Benefit. On the first Contract Anniversary, the Step-Up Death Benefit is equal to the greater of:



      (1) the Purchase Payment Death Benefit; and



      (2) the Contract Value as of the first Contract Anniversary.



   On each subsequent Contract Anniversary, prior to Age 80 of the oldest Owner, the Step-Up Death Benefit equals the greater of (1) and (2) below:


      (1) Contract Value; or

      (2) The Step-Up Death Benefit on the prior Contract Anniversary plus:


          a) any Purchase Payments less premium taxes since the prior Contract Anniversary; and less



          b) the amounts of all adjustments for withdrawals since the prior Contract Anniversary.





Adjustments for Withdrawals and Withdrawal Charges (Purchase Payment Death Benefit and Step-Up Death Benefit)



   Withdrawals and withdrawal charges will reduce the Purchase Payment Death Benefit and Step-Up Death Benefit on a pro rata basis. (See "Withdrawals During the Accumulation Period.") For each withdrawal, we make an adjustment equal to
(1) divided by (2), with the result multiplied by (3) where:





      (1) is the withdrawal and any withdrawal charge amounts,





      (2) is the Contract Value immediately prior to the withdrawal, and



      (3) is the value of the Purchase Payment Death Benefit or the Step-Up Death Benefit (whichever is applicable) immediately prior to the withdrawal.




Payment of Death Benefit

   The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.


   If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death, the return of the Contract and such other information we may require to process the death benefit. We will then have no further obligation under the Contract.



   We compute the Contract Value and the Purchase Payment Death Benefit as of the end of the Valuation Period following our receipt of due proof of death, the return of the Contract and such other information we may require to process the death benefit. We compute the Step-Up Death Benefit as of the date of death. The proof may be a certified death certificate or any other written proof satisfactory to us.



   The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1, provided that the Beneficiary's life expectancy is not less than 10 years; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal tax regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.


   If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

   If the Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. The Contract Value will be adjusted to equal the death benefit amount otherwise payable, subject to the following:




      . The difference, if any, between the death benefit otherwise payable and the Contract Value one day prior to the date of continuance will be credited to the Money Market Subaccount. The successor Owner may subsequently transfer this amount from the Money Market Subaccount to other investment options under the Contract.


      . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if: (1) the Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

      . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.




      . We may make certain riders available to your surviving spouse at the time of continuance.


      . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

                         CONTRACT CHARGES AND EXPENSES

   We deduct the following charges and expenses:




      .  Mortality and expense risk charge,





      .  Administrative charge,



      .  withdrawal charge, and



      .  Commutation charge, if applicable.





   Subject to certain expense limitations, you indirectly bear investment management fees and other Portfolio expenses.


1. Mortality and Expense Risk Charge.


   We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.70% per year. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.


   The mortality risk we assume arises from two contractual obligations. First, if you die before the Annuity Date, we may, in some cases, pay more than Contract Value. (See "Death Benefits" above.) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.

   We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the administrative cost portion of the daily asset charge.


2. Administrative Charge.

   We assess each Subaccount a daily asset charge for administrative costs at a rate of 0.15% per year. This charge reimburses us for expenses incurred for administering the Contracts. These expenses include processing Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs, and data processing costs. The administrative charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.




3. Withdrawal Charge.



   We do not deduct a sales charge from any Purchase Payment. However, we charge the withdrawal charge on certain surrenders, partial withdrawals, and annuitizations. The withdrawal charge (a contingent deferred sales charge) covers Contract sales expenses, including commissions and other promotional and acquisition expenses. Unrecovered distribution expenses may be recovered from our general assets, including proceeds from other Contract charges.



   Earnings are withdrawn first from Contract Value and are not subject to withdrawal charges. Earnings are the positive difference, if any, between Contract Value at the end of the Valuation Period prior to giving effect to any transactions during that Valuation Period and remaining Purchase Payments as of the prior Valuation Period. On the Issue Date, the remaining Purchase Payments are equal to Purchase Payments made to the Contract. This amount is increased by subsequent Purchase Payments. Any withdrawals in excess of earnings will reduce remaining Purchase Payments. Remaining Purchase Payments are reduced in the order received.



   Each Contract Year, you may withdraw an amount of Contract Value equal to the greatest of the following from the Contract, without incurring a withdrawal charge ("partial free withdrawal"):





      . earnings, plus remaining Purchase Payments no longer subject to a withdrawal charge;



      . 10% of the sum of Contract Value on the date of the withdrawal and partial withdrawals and withdrawal charges during the current Contract Year, minus partial withdrawals made during the Contract Year that were not subject to withdrawal charges; and





      . 10% of remaining Purchase Payments, minus partial withdrawals and withdrawal charges during the current Contract Year.



   If you withdraw an amount of Contract Value that exceeds the partial free withdrawal amount, the excess remaining Purchase Payments withdrawn are subject to a withdrawal charge. We calculate withdrawal charges as a percentage of remaining Purchase Payments withdrawn, as follows:





                                              Withdrawal Charge
                                              as a Percentage of
                   Years Elapsed since Date   Remaining Purchase
                Purchase Payment was Received Payments Withdrawn
                ----------------------------- ------------------
                  Less than one..............        5.0%
                  One but less than two......        4.0%
                  Two but less than three....        3.0%
                  Three but less than four...        3.0%
                  Four but less than five....        2.0%
                  Five but less than six.....        1.0%
                  Six and thereafter.........        0.0%



   In calculating the withdrawal charge, remaining Purchase Payments are deemed withdrawn in the order received. For purposes of the above schedule, a year begins on the date each Purchase Payment is made and lapses one year after the Purchase Payment is made.






   When a withdrawal is requested, you receive a check in the amount requested. If a withdrawal charge applies, Contract Value is reduced by the withdrawal charge, plus the dollar amount sent to you.

   As the withdrawal charges schedule is based on the year in which each Purchase Payment is made, you may be subject to a withdrawal charge, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawals During the Accumulation Period.")

   Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:




      .  that constitute required minimum distributions from Contract Value;



      . upon annuitization after the second Contract Anniversary when you elect an Annuity Option that provides either an income benefit period of no less than 10 years or a benefit under which payment is contingent on the life of the Annuitant(s);







      . after you have been confined in a qualifying hospital or skilled care facility, provided the following conditions are satisfied:



       . you are continuously confined for a period of 90 days or more in a hospital or skilled care facility;



       . we receive your request for withdrawal either during the period of confinement or no more than 45 days following your discharge from a hospital or skilled care facility;



       .  your confinement begins prior to the oldest Owner's 75th birthday;



       .  your confinement begins on or after the second Contract Anniversary;
          and



       . your confinement was not due to substance abuse, or mental or personality disorder without a demonstrable organic disease. (See your extended care waiver Contract endorsement for additional applicable terms, conditions and restrictions.)



      . after you have become disabled under a qualifying disability, provided the following conditions are satisfied:



       .  your disability begins prior to the oldest Owner's 66th birthday;



       .  your disability begins on or after the second Contract Anniversary;
          and



       . your disability was not due to substance abuse, or mental or personality disorder without a demonstrable organic disease. (See your disability waiver Contract endorsement for additional applicable terms, conditions and restrictions.)



   The withdrawal charge is waived after the second Contract Anniversary when you elect an Annuity Option that provides either an income benefit period of no less than 10 years or a benefit under which payment is contingent on the life of the Annuitant(s).



   We reserve the right to reduce or waive the withdrawal charge. See "7. Exceptions", below.





4. Commutation Charge.


   The commutation charge applies during the Annuity Period. The charge equals the difference between the present value of any remaining payments in a certain period (as of the date of calculation) calculated using:

      A. For a Fixed Annuity Option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and


      B. For a Variable Annuity Option, (i) a discount rate that is equal to the assumed investment rate used to determine the initial annuity payment and (ii) the assumed investment rate plus 2%.


   The commutation charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those options. The commutation charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.


5. Investment Management Fees and Other Expenses.


   Each Portfolio's net asset value reflects the deduction of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' statements of additional information.

6. State Premium Taxes.


   Certain state and local governments impose a premium tax ranging from 0% to 3.5% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

      .  Purchase Payments when we receive them,

      .  Contract Value upon total withdrawal, or

      .  Contract Value upon annuitization.


   In no event will an amount be deducted for premium taxes before we have incurred a tax liability under applicable state law. See "Appendix A--State Premium Tax Chart" in the Statement of Additional Information.



7. Exceptions.



   We may decrease the mortality and expense risk charge and the administration charge without notice. However, we guarantee that we will not increase the charges above the amounts listed on your Contract Schedule. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.



   We may also reduce or waive fees and charges, including but not limited to, the withdrawal charge, mortality and expense risk charge and administrative charge, for certain sales that may result in cost savings, such as those where we incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedures. We may also reduce or waive fees and charges and/or credit additional amounts on Contracts issued to:


      . employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements or distribution agreements with Investors Brokerage Services, Inc. ("IBS"); and

      . officers, directors and employees (and their families) of FKLA or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.

   Reductions in these fees and charges will not unfairly discriminate against any Owner.

                              THE ANNUITY PERIOD


   Annuity payments to you or your designated payee begin on the Annuity Date under the selected Annuity Option. The Annuity Date must be at least two years after the Issue Date and may not be after the later of the Contract Anniversary following the 90th birthday of the oldest Owner or Annuitant initially designated or the 10th Contract Anniversary. Annuitization may be delayed beyond the Annuity Date if we are making systematic withdrawals based on your life expectancy. In this case, annuitization begins when life expectancy withdrawals are stopped. You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date.


1. Election of an Annuity Option.


   Contracts may be annuitized under one of several Annuity Options. We must receive an election of an Annuity Option in writing. You may make an election on or before the Annuity Date provided the Annuitant is alive. The Beneficiary, subject to the terms of the death benefit provision, may elect to have the death benefit amount remain with us under one of the Annuity Options. An election may be revoked by a subsequent change of Beneficiary or an assignment of the Contract unless the assignment provides otherwise. Once elected, an Annuity Option cannot be changed after the first annuity payment is made.



   If an Annuity Option is not elected on or before the Annuity Date, an annuity will be paid for a certain period of 10 years and for as long thereafter as the Annuitant (or joint Annuitant) is alive.


   You may elect annuity payments to be made as a Fixed Annuity or Variable Annuity or a combination. We must receive your election at least seven days prior to the Annuity Date. If we do not receive an election from you, the Dollar Cost Averaging Fixed Account Contract Value, less any withdrawal charge and charges for other benefits, will be used to determine the Fixed Annuity monthly payment, and the Separate Account Contract Value at the end of the Valuation Period immediately preceding the Annuity Date, less any withdrawal charge and charges for other benefits, will be used to determine the first monthly Variable Annuity payment. Allocations will not be changed thereafter, except as permitted in the "Transfers During the Annuity Period" provision of the Contract.


2. Annuity Payments.

   Payments for all Annuity Options are derived from the applicable tables. Current annuity rates will be used if they produce greater payments than those quoted in the Contract. The "Age" in the tables represents the age of the Annuitant on the last birthday before the first annuity payment is due.


   The guaranteed monthly payments are based on an interest rate of 2.5% per year, and where mortality is involved, the 2000 individual annuity mortality table developed by the Society of Actuaries, projected using Scale G to the Year 2015. We may also make available Variable Annuity payment options based on assumed rates other than 2.5%, but not greater than 5.00%.


   The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

   The amount of periodic annuity payments may depend upon:

      .  the Annuity Option selected;

      .  the age and sex of the Annuitant; and

      .  the investment experience of the selected Subaccount(s).

   The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments because females generally live longer than males, resulting in smaller payments for females, than males of the same age.

   Annuity payments are made to the Owner or to the person designated in writing by the Owner to receive payment.

3. Annuity Options.

   You may elect one of the following Annuity Options.


Annuity Option 1--Certain Period Annuity.


   Option 1 provides that we will make monthly annuity payments for a certain period of 10 years.

Annuity Option 2--Life Annuity.

   Option 2 provides that we will make monthly annuity payments over the lifetime of the Annuitant.

Annuity Option 3--Life Annuity with Installments Guaranteed.

   Option 3 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitant.

Annuity Option 4--Joint and Survivor Annuity.


   Option 4 provides that we will pay the full monthly annuity payment while both Annuitants are alive. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first

Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.

Annuity Option 5--Joint and Survivor Life Annuity with Installments Guaranteed.


   Option 5 provides that we will make full monthly annuity payments for a certain period of 10 years and thereafter while both Annuitants are alive. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.


Other Annuity Options--We may make other Annuity Options available.

   A supplementary agreement will be issued to reflect payments that will be made under an Annuity Option. Interest under an Annuity Option will start to accrue on the effective date of the supplementary agreement.

4. Transfers and Conversions During the Annuity Period.

   During the Annuity Period, you may elect to make the following transfers and conversions. Any election must be in writing in a form satisfactory to us. We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer and conversion privileges.

Transfers Between Subaccounts


   A transfer may be made from one Subaccount to another Subaccount, subject to the following limitations:


      . Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.

      .  You may not have more than three Subaccounts after the transfer.

      . The amount transferred must equal at least $5,000 of Annuity Unit value and at least $5,000 of Annuity Unit value must remain in the account from which the transfer is made, unless the transfer will eliminate the account.

      . No transfers may be made during the seven days before an annuity payment date. Any transfer request received during such a period will not be processed unless resubmitted and received after the annuity payment date.

   When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:

      a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;

      b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and

      c. is the Annuity Unit value for the Subaccount to which the transfer is being made.

Conversions From a Fixed Annuity Payment

   You may convert Fixed Annuity payments to Variable Annuity payments subject to the following:

      . at least $30,000 of annuity reserve value must be transferred from our General Account unless the transfer will eliminate the full amount of the annuity reserve value;

      . at least $30,000 of annuity reserve value must remain in our General Account after a transfer unless the transfer will eliminate the annuity reserve value;

      . conversions from a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and


      .  we must receive notice at least 30 days prior to the anniversary.


   When a conversion is made from Fixed Annuity payment to Variable Annuity payment, the number of Annuity Units per annuity payment attributable to a Subaccount to which the conversion is made is equal to a. divided by b. divided by c. where:

      a. is the annuity reserve being transferred from our General Account;

      b. is the Annuity Unit value for the Subaccount to which the transfer is being made; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

Conversions To a Fixed Annuity Payment

   You may convert Variable Annuity payments to Fixed Annuity payments subject to the following:

      . conversions to a Fixed Annuity payment will be applied under the same Annuity Option as originally selected;

      . at least $30,000 of Annuity Unit value must be transferred to our General Account from the Subaccounts;

      . at least $5,000 of Annuity Unit value must remain in a Subaccount after a transfer unless the transfer will eliminate your interest in the Subaccount;

      . conversions to a Fixed Annuity payment are available only on an anniversary of the Annuity Date; and


      .  we must receive notice at least 30 days prior to the anniversary.


   When a conversion is made from a Variable Annuity payment to a Fixed Annuity payment, the number of Annuity Units per payment attributable to a Subaccount from which the conversion is made is the product of a. multiplied by b. multiplied by c. where:

      a. is the number of Annuity Units representing the interest in such Subaccount per annuity payment;

      b. is the Annuity Unit value for such Subaccount; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Annuitant(s) and any remaining payments that may be due at the time of the transfer.

5. Annuity Unit Value.

   The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

      a. is the Annuity Unit value for the immediately preceding Valuation
   Period;



      b. is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated; and


      c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table in your Contract. We may also make available Annuity Options based on assumed investment rates other than 2.5%.


   The net investment factor for a Subaccount for any Valuation Period is:



      . the Subaccount's Accumulation Unit value at the end of the current Valuation Period; divided by



      . the Subaccount's Accumulation Unit value at the end of the preceding Valuation Period.


6. First Periodic Payment Under a Variable Annuity.

   To determine the first payment under a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:




      .  withdrawal charge;



      .  charges for other benefits; and


      .  any premium taxes that apply.

   The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7. Subsequent Periodic Payments Under a Variable Annuity.


   The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. A 2.5% per annum rate of net investment earnings is assumed by the Contract's annuity tables. If the actual net investment earnings rate exceeds 2.5% per annum, payments increase accordingly. Conversely, if the actual rate is less than 2.5% per annum, annuity payments decrease. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.


   The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

      a. is the amount of the monthly payment that can be attributed to that Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, subsequent monthly annuity payments are calculated by adding, for each Subaccount, the product of a. times b. where:

      a. is the number of Annuity Units per annuity payment in each Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.


   To determine payments under a Fixed Annuity, the portion of the Contract Value on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, charges for other benefits and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.


9. Death of Annuitant or Owner.

   If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.

   For a Fixed Annuity Option, the applicable interest rate is the greater of:

      a. the ten year Treasury constant maturity plus 3%; and

      b. the rate used to determine the initial payment plus 2%.

   For a Variable Annuity Option, the applicable interest rate is the assumed investment rate plus 2%.

   The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

   If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.


   Under Annuity Option 4, annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

   If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

      . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

      . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.

10. Protection of Benefits.

   Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

11. Age, Gender and Survival.

   We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

   If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

12. Commutable Annuitization Option

   For annuitizations under Fixed or Variable Annuity Options 1, 3 or 5, the Owner may elect a commutable annuitization option. Variable Annuity Option 1 is always commutable. As to other Annuity Options, you may choose to receive a lump sum payment during the certain period. Lump sum payments are available beginning 13 months after the Annuity Date and may be elected once each year.


   If your Contract was issued under a qualified plan, you may withdraw all or a portion of the present value of the remaining payments during the certain period. If your Contract was not issued under a qualified plan, over the life of the Contract you may withdraw up to 75% of the present value of the remaining payments in the certain period. We apply this limit as follows: each time you withdraw a lump sum payment, we will calculate the percentage that amount represents of the present value of the remaining payments in the certain period; you may not withdraw an additional lump sum payment if the sum of those percentages over the life of the Contract would exceed 75%.


   If you take a partial lump sum payment, the remaining payments during the certain period will be reduced based on the ratio of the amount of the lump sum to the present value of the remaining payments in the certain period prior to the withdrawal. Under Options 3 and 5, if the Annuitant is living after the period certain ends, payments will resume without regard to any lump sum payment made during the certain period.

   In determining the amount of the lump sum payment that is available, the present value of the remaining payments in the certain period will be calculated based on the applicable interest rate. For a Fixed Annuity Option, the applicable interest rate is the greater of:

      a. the ten year treasury constant maturity plus 3%; and

      b. the rate used to determine the initial annuity payment plus 2%.

   For a Variable Annuity Option, the applicable interest rate is the assumed interest rate plus 2%.

   The amount of each payment for purposes of determining the present value of any variable installments will be the payment next scheduled after the request for commutation is received.

                             FEDERAL INCOME TAXES

A. INTRODUCTION.

   This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

   This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.

B. OUR TAX STATUS.


   We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes.


C. TAXATION OF ANNUITIES IN GENERAL.

1. Tax Deferral During Accumulation Period.

   Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Plan Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

      .  the Contract must be owned by an individual,

      .  Separate Account investments must be "adequately diversified",

      . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

      . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

   Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons," such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

   Additional exceptions to this rule include:




      .  certain Contracts acquired by a decedent's estate,





      .  certain Qualified Plan Contracts,





      .  certain Contracts used with structured settlement agreements, and





      . certain Contracts purchased with a single premium when the annuity starting date is no later than one year from contract purchase and substantially equal periodic payments are made at least annually.


   Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the Contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the Contract Value and the Purchase Payments.

   Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."


   Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. In these circumstances, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.


   We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that our efforts would be successful.


   Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when you have reached an advanced age, e.g., age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.


   The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.


2. Taxation of Partial and Full Withdrawals from Non-Qualified Plan Contracts.



   Partial withdrawals from a Non-Qualified Plan Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus amounts previously received from the Contract that were not includible in your income.



   Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to that assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.


   The Contract's death benefit may exceed Purchase Payments or Contract Value. As described in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion) could be treated as a partial withdrawal.


   There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.


3. Taxation of Annuity Payments.


   Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments.


   Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

   The Owner may elect to receive a lump sum payment after the Annuity Date. In the case of a Non-Qualified Plan Contract, we will treat a portion of such a lump sum payment as includible in income, and will determine the taxable portion of subsequent periodic payments by applying an exclusion ratio to the periodic payments. However, the federal income tax treatment of such a lump sum payment, and of the periodic payments made thereafter, is uncertain. It is possible the IRS could take a position that greater amounts are includible in income than we currently believe is the case. Prior to electing a lump sum payment after the Annuity Date, you should consult a tax adviser about the tax implications of making such an election.

4. Taxation of Death Benefits.


   Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income as follows:


      .  if distributed in a lump sum are taxed like a full withdrawal, or




      .  if distributed under an Annuity Option are taxed like annuity payments.



   After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:


      . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or




      . if distributed in accordance with the selected Annuity Option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.


   Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions.

   A 10% penalty tax applies to a taxable payment from a Non-Qualified Plan Contract unless:

      .  received on or after you reach age 59 1/2,

      .  attributable to your disability,

      . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,




      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated beneficiary (within the meaning of the tax law),





      . made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or


      .  made with annuities used with certain structured settlement agreements.

6. Aggregation of Contracts.


   The taxable amount of an annuity payment or withdrawal from a Non-Qualified Plan Contract may be determined by combining some or all of the Non-Qualified Plan Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.


7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons.

   For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract.

Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS.


   Qualified Plan Contracts are used with retirement plans which receive favorable tax treatment as Individual Retirement Annuities, Simplified Employee Pensions--IRAs, Simple IRAs, Roth Individual Retirement Annuities, tax sheltered annuities, and certain deferred compensation plans ("qualified plans"). Numerous special tax rules apply to qualified plans and to Qualified Plan Contracts. Therefore, we make no attempt to provide more than general information about use of Qualified Plan Contracts. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.


   Under the Code, qualified plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should only consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.


   The tax rules applicable to qualified plans vary according to the type, terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Plan Contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (Owners should always consult their tax advisers and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the permitted contribution, and the corresponding deduction or exclusion, are limited under qualified plans. In Qualified Plan Contracts, the Owner and Annuitant generally are the same individual. The Owner may also designate a Joint Annuitant who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. However, a Joint Annuitant may not be elected under a qualified plan. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the annuity options may be limited, depending on the difference in their ages.


   Qualified Plan Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

   If you elect to receive a lump sum payment of a portion of the annuity income payments, it is possible that the remaining annuity income payments will not satisfy the minimum distribution requirements. You should consult a tax adviser about the implications under the minimum distribution requirements of taking a lump sum payment.


   A 10% penalty tax may apply to the taxable amount of payments from Qualified Plan Contracts. For Individual Retirement Annuities, the penalty tax does not apply to a payment:


      .  received after you reach age 59 1/2,

      .  received after your death or because of your disability, or

      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

   In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.


   Qualified Plan Contracts are amended to conform to plan requirements. However, you are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types.


   We may issue Contracts for the following types of qualified plans.



   Individual Retirement Annuities. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA". The Code limits the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly know as an "Education IRA").



   Simplified Employee Pensions (SEP-IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.


   SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

   Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain other respects including:

      .  Roth IRA contributions are never deductible,

      .  "qualified distributions" from a Roth IRA are excludable from income,

      .  mandatory distribution rules do not apply before death,

      . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

      .  special eligibility requirements apply, and

      . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.


   All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.


   Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

   Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.


   Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." If you purchase a Contract for such purposes, you should seek competent advice regarding eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.



   Tax-sheltered annuity contracts must contain restrictions on withdrawals of:


      . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

      .  earnings on those contributions, and

      . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.


   These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.) Additional restrictions may be imposed by the plan sponsor.


   Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers.


   If the Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "government eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as:


      .  minimum distributions required under Section 401(a)(9) of the Code, and




      . certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."



   Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING.


   We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.


                           DISTRIBUTION OF CONTRACTS


   The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are expected to range from 0% to 5% of Purchase Payments. We may also pay continuing "trail" commissions that may vary, but are expected to range from 0% to 2%, as an annual percentage, on in-force Contract Values. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:


                  Investors Brokerage Services, Inc. ("IBS")
                             1600 McConnor Parkway
                        Schaumburg, Illinois 60196-6801


   IBS is a wholly-owned subsidiary of Banc One Insurance Holdings, Inc., an affiliate of FKLA. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different contract features, charges and investment options.


                                 VOTING RIGHTS

   Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

   Owners have voting rights in a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                   REPORTS TO CONTRACT OWNERS AND INQUIRIES


   After each calendar quarter, we send you a statement showing Purchase Payments received, amounts credited to each Subaccount and to the Dollar Cost Averaging Fixed Account, investment experience, and charges made since the last report, as well as any other information required by statute. In addition, you receive written confirmation of financial transactions and credits when received. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.


   You may direct inquiries to the selling agent or may call 1-800-621-5001 or write to Federal Kemper Life Assurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                 LEGAL MATTERS


   Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract have been passed upon by Juanita Thomas, Vice President and Assistant General Counsel. Jorden Burt LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.


                            SPECIAL CONSIDERATIONS

   We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

   Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   We have filed registration statements (the "Registration Statements") relating to the Contracts with the SEC under the Securities Act of 1933. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements. These Registration Statements contain further information about us and the Contracts. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

                               LEGAL PROCEEDINGS




   There are no material legal proceedings pending to which the Separate Account, FKLA or IBS is a party.



            TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION



   The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Experts; Financial Statements; Report of Independent Accountants; Statutory Financial Statements of FKLA, years ended December 31, 2002 and 2001; Report of Independent Accountants; Statutory Financial Statements of FKLA, years ended December 31, 2001 and 2000; and Appendix A State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.


                             FINANCIAL STATEMENTS


   Statutory financial statements of FKLA are included in the Statement of Additional Information. The statutory financial statements of FKLA should be considered primarily as bearing upon the ability of FKLA to meet its obligations under the Contracts. No financial statements for the Separate Account are included in the Statement of Additional Information. As of the date of the Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

                                  APPENDIX A


   FEDERAL KEMPER LIFE ASSURANCE COMPANY FLEXIBLE PREMIUM FIXED AND VARIABLE
      DEFERRED ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

   This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Federal Kemper Life Assurance Company and from any district office of the Internal Revenue Service.

A. REVOCATION

   Within seven days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, write Federal Kemper Life Assurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801 or call 1-800-621-5001.

B. STATUTORY REQUIREMENTS


   This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.


   1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

   2. The Contract must be nontransferable by the owner.

   3. The Contract must have flexible premiums.

   4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of
Section 401(a) of the Code, do not apply to Roth IRAs.


   If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated beneficiary may elect to receive the entire interest over his or her life, or over a certain period not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.


   5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

   6. The Contract must be for the exclusive benefit of you and your beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

   1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the

Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

   2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

   3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

   4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

   5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

   6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

   1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $3,000 for 2002 through 2004, $4,000 for 2005 through 2007, and $5,000 for 2008. After 2008, the limit is indexed annually in $500 increments, except as otherwise provided by law. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $500 for 2002 through 2005, and $1,000 for 2006 and thereafter, except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

   2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $6,000 for the year.

   3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

      a. The maximum annual contribution, or

      b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

   The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

   4. If either you or your spouse is an active participant in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

Joint Returns

                  Taxable year beginning in: Phase-out range
                  -------------------------- ----------------
                     2003................... $60,000-$ 70,000
                     2004................... $65,000-$ 75,000
                     2005................... $70,000-$ 80,000
                     2006................... $75,000-$ 85,000
                     2007 and thereafter.... $80,000-$100,000

                     Single Taxpayers
                  Taxable year beginning in: Phase-out range
                  -------------------------- ----------------
                     2003................... $40,000-$ 50,000
                     2004................... $45,000-$ 55,000
                     2005 and thereafter.... $50,000-$ 60,000


   The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer-sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $150,000 and $160,000.


   5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

   6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E. SEP IRAs

   1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $40,000 (indexed for cost-of-living increases beginning after 2002) or 25% of compensation.

   2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAs

   1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

   2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $8,000 for 2003, $9,000 for 2004, and $10,000 for 2005. After 2005, the limit is indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $200,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

   3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.


   4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

   1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

   2. In general, taxable distributions are included in your gross income in the year you receive them.

   3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

   4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS


   You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).



   Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint life expectancy.


   The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated beneficiary, determined as set forth in applicable federal income tax regulations.

   If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

   If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

   1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of
Section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here.

   2. We will apply to the IRS for opinion letters approving annuities as Roth IRAs. Such approval will be a determination only on the form of the annuity, and will not represent a determination of the merits of the annuity.


   3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. We reserve the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.


   4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

   1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

   2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).

   The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

      (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

      (b) $15,000 (or $10,000 if you are married).

   For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

   A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

   1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

   You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

   The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax-free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

   2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.


   In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will generally not apply unless the amounts rolled over or transferred are withdrawn within the five-year period beginning with the taxable year in which such contribution was made.




   3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

   4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

   A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

   UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

   5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS


   1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain age 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).


   2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed,
(a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

   An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

   1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

   2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS


   There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first two years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:



      1. To amounts that are rolled over or transferred tax-free;


      2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);


      3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your beneficiary; or


      4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.


O. IRA EXCISE TAX REPORTING


   Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

   If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note:
This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

   We will provide you with any reports required by the Internal Revenue
Service.

R. ESTATE TAX

   Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.




S. FINANCIAL DISCLOSURE FOR THE SEPARATE ACCOUNT (VARIABLE ACCOUNT)



   1. If on the enrollment application you indicated an allocation to a Subaccount or if you transfer Contract Value to a Subaccount, a daily charge of an amount which will equal an aggregate of 1.85% per annum will be assessed against Separate Account Contract Value.

   2. Withdrawal and early annuitization charges will be assessed based on the years elapsed since each Purchase Payment was received by FKLA. The charges are as follows: under 1 year, 5%; over 1 to 2 years, 4%; over 2 to 3 years, 3%; over 3 to 4 years, 3%; over 4 to 5 years, 2%; over 5 to 6 years, 1%; over 6 years and thereafter, 0%. These charges may not be assessed in certain situations.



   3. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value" for Separate Account Value



   4. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Subaccounts or rates of interest as declared by Federal Kemper Life Assurance Company for Contract Value held in the Dollar Cost Averaging Fixed Account.

                       STATEMENT OF ADDITIONAL INFORMATION

                                ----------- , 2003

                       INDIVIDUAL FLEXIBLE PREMIUM, FIXED
                     AND VARIABLE DEFERRED ANNUITY CONTRACTS

                                    Issued By

                      Federal Kemper Life Assurance Company

                                       and

                     FKLA VARIABLE ANNUITY SEPARATE ACCOUNT

  HOME OFFICE: 1600 McConnor Parkway, Schaumburg Illinois 60196 (847) 874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated __________ __ , 2003. The Prospectus may be obtained from Federal Kemper Life Assurance Company by writing or calling the address or telephone number listed above.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Services to the Separate Account                                               2

State Regulation                                                               3
Experts                                                                        3
Financial Statements                                                           3
Report of Independent Accountants                                              5
Statutory Financial Statements of FKLA,
years ended December 31, 2002 and  2001                                        6
Report of Independent Accountants                                             38
Statutory Financial Statements of FKLA,
years ended December 31, 2001 and 2000                                        39

Appendix A                                                                   A-1
State Premium Tax Chart

                        SERVICES TO THE SEPARATE ACCOUNT

Custodian and Independent Public Auditors for the FKLA Variable Annuity Separate Account

Federal Kemper Life Assurance Company ("FKLA") maintains the books and records of the FKLA Variable Annuity Separate Account (the "Separate Account"). FKLA holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of FKLA. FKLA maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses (as described in the Prospectus), are borne by FKLA.

PricewaterhouseCoopers LLP performed the annual audit of the statutory financial statements of FKLA for the years ended December 31, 2002, 2001 and 2000.


Distribution of the Contracts

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are continuously distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of Banc One Insurance Holdings, Inc., an affiliate of FKLA, which enters into selling group agreements with affiliated and unaffiliated broker-dealers. Subject to the provisions of the Contracts, units of the Subaccounts under the Contract are offered on a continuous basis.

FKLA pays commissions to the seller which may vary but are expected to range from 0% to 5% of Purchase Payments. FKLA may also pay continuing "trail" commissions that may vary, but are expected to range from 0% to 2%, as an annual percentage, on in-force Contract Values. As of the date of this Statement of Additional Information, FKLA has not paid any commissions in connection with the sale of the Contracts.

                                STATE REGULATION

FKLA is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. FKLA's books and accounts are subject to review by the Illinois Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, FKLA is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS

The statutory financial statements of admitted assets, liabilities and capital stock and surplus as of December 31, 2002 and 2001 and the related statutory statements of operations, capital stock and surplus, and cash flows for each of the two years in the period ended December 31, 2002 have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The statutory financial statements of admitted assets, liabilities and capital stock and surplus as of December 31, 2001 and 2000 and the related statutory statements of operations, capital stock and surplus, and cash flows for each of the two years in the period ended December 31, 2001 have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

This Statement of Additional Information contains statutory financial statements for FKLA. The statutory financial statements of FKLA should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. No financial statements for the Separate

Account have been included herein. As of the date of this Statement of Additional Information, the Separate Account has not yet commenced operations, has no assets or liabilities and received no income nor incurred any expenses.

Effective September 1, 2003, FKLA administers and 100% reinsures certain lines of business of Kemper Investors Life Insurance Company ("KILICO") pursuant to a coinsurance agreement. Pursuant to the coinsurance agreement, KILICO transferred certain of its assets to FKLA. This Statement of Additional Information also contains unaudited pro forma statutory financial statements for FKLA as of December 31, 2002 to show how the coinsurance agreement might have affected the historical financial statements if the coinsurance agreement had been in effect during the applicable period.




Federal Kemper Life Assurance Company
Unaudited Pro Forma Condensed Statutory Balance Sheet
As of December 31, 2002
(in thousands)

                                                                   Pro Forma Adjustments
                                        --------------------------------------------------------------------
                  December 31, 2002     Excluded           Assumed       Dividend of    Capital Contribution   December 31, 2002
                     As Reported       Assets (1)      Reinsurance (2) Subsidiaries (3)   from Bank One (6)        Pro Forma
                  -----------------   -------------    --------------- ---------------   ------------------     ----------------
Assets
Bonds                $  1,765,604        18,143 (4)          2,751,787                                               4,535,534
Preferred Stock            29,108                               48,400                                                  77,508
Common Stock                4,987        (4,987)(4)             77,244          (8,654)                                 68,590
Mortgage Loans on
 Real Estate               40,094       (40,094)(4), (5)                                                                    --
Policy Loans               76,251                              223,900                                                 300,151
Cash and Short Term
 Investments               47,753                                                                   225,168            272,921
Other Invested Assets      10,927          (211)(5)              6,428                                                  17,144
                     ------------    ----------           ------------       ---------           ----------       ------------
    Total Invested
     Assets             1,974,724       (27,149)             3,107,759          (8,654)             225,168          5,271,848
Accrued Investment
 Income                    29,279        (1,340)(5)            131,800                                                 159,739
Other Receivables          37,773                                  200                                                  37,973
Aggregate Write-in
 for Other Than
 Invested Assets           51,681                                                                                       51,681
                     ------------    ----------           ------------       ---------           ----------       ------------
    Total Assets of
     General Account    2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,248
                     ------------    ----------           ------------       ---------           ----------       ------------
Assets Held in
 Separate Accounts             --            --                     --              --                   --                 --
                     ------------    ----------           ------------       ---------           ----------       ------------
Total Assets         $  2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,241
                     ============    ==========           ============       =========           ==========       ============

Liabilities
Life and Annuity
  Reserves           $  1,066,249                            3,150,300                                               4,216,549
Liability for
  Deposit-Type
  Contracts               762,351                              155,300                                                 917,651
Reserve for Claims         18,799                               25,800                                                  44,599
Other Policyholder
  Liabilities               1,974                                                                                        1,974
Interest Maintenance
  Reserve                  27,203                               90,294                                                 117,497
Transfers to Separate
  Accounts                                                     (89,100)                                                (89,100)
Other Liabilities          78,053                               10,351                                                  88,404
                     ------------    ----------           ------------       ---------           ----------       ------------
     Total
  Liabilities
  of General Account     1,954,629                            3,342,945              --                   --          5,297,574
Liabilities Related
  to Separate
  Accounts                     --                                   --              --                   --                 --
                     ------------    ----------           ------------       ---------           ----------       ------------
     Total
 Liabilities            1,954,629                            3,342,945              --                   --          5,297,574
                     ------------    ----------           ------------       ---------           ----------       ------------

Capital and Surplus
Capital Stock               2,727                                                                                        2,727
Gross Paid In and
  Contributed Surplus       91,341                                                                   225,168            316,509
Unassigned Funds            44,760       (28,489)(5)           (103,186)         (8,654)                                (95,569)
                     -------------    ----------           ------------       ---------           ----------       ------------
     Total Capital
 and Surplus               138,828       (28,489)              (103,186)         (8,654)             225,168            223,667
                     -------------    ----------           ------------       ---------           ----------       ------------
Total Liabilities,
  Capital and Surplus $  2,093,457       (28,489)             3,239,759          (8,654)             225,168          5,521,241
                      ============    ==========           ============       =========           ==========       ============

(1) The amounts presented reflect the movement of Excluded Assets and Excluded Investment Assets per the Stock and Asset Purchase Agreement filed as an Exhibit to Form 8-K filed on or about September 18, 2003. Excluded Assets are dividended to FKLA's parent, Kemper Corporation, while the Excluded Investment Assets are replaced with Substitute Assets from Kemper Investors Life Insurance Company.

(2) The amounts presented reflect the effect of the Coinsurance Agreement transaction and represent the assumption of the reinsured assets and liabilities.

(3) Represents the dividend of Investors Brokerage Services, Inc., Investors Brokerage Services Insurance Agency and the PMG group of companies to Bank One Insurance Holdings, Inc.

(4) Represents $146.8 million of excluded investment assets (bonds of $128.7 million; mortgage loans of $18.1 million). Assumes $128.7 million of excluded bonds replaced with substituted bonds from Kemper Investors Life Insurance Company.

(5) Represents Excluded Assets per the Stock and Asset Purchase Agreement. Assumes movement of $28.5 million of excluded assets through dividend to Kemper Corporation.

(6) Represents cash capital contribution from Bank One Insurance Holdings, Inc. to FKLA.

Federal Kemper Life Assurance Company
Unaudited Pro Forma Condensed Statutory Income Statement
For the Period Ended December 31, 2002
(in thousands)


                                                                   December 31, 2002            Assumed         December 31, 2002
                                                                      As Reported           Reinsurance (1)         Pro Forma
                                                                 --------------------      ----------------     ------------------
REVENUES, NET
        Premium & Annuity Considerations                       $             146,706               638,135                784,841
        Considerations for Supplemental Contracts w/life                       1,039                 6,691                  7,730
        Net Investment Income                                                120,624               199,303                319,927
        Commissions and expense allowances                                    68,059                 1,043                 69,102
        Separate Account Fees                                                      -                27,960                 27,960
        Other Income                                                          (1,123)               32,905                 31,782
                                                                 --------------------      ----------------     ------------------
                    Total Revenues                                           335,305               906,037              1,241,342

POLICYHOLDER BENEFITS
        Death Benefits                                                        62,207                35,330                 97,537
        Annuity Benefits                                                      54,969               660,228                715,197
        Surrender Benefits                                                    27,270                30,382                 57,652
        Other Policyholder Benefits                                           42,790                27,576                 70,366
        Increase in Aggregate Reserves                                       (51,192)              261,780                210,588
                                                                 --------------------      ----------------     ------------------
                    Total Policyholder Benefits                              136,044             1,015,296              1,151,340
EXPENSES
        Commissions                                                           59,234                36,694                 95,928
        General Insurance Expenses                                            47,257                35,312                 82,569
        Other Expenses                                                        14,123                 2,360                 16,483
        Net Transfers to or (from) Separate Accounts                               -              (248,336)              (248,336)
                                                                 --------------------      ----------------     ------------------
                    Total Benefits & Expenses                                256,658               841,326              1,097,984

NET GAIN FROM OPERATIONS BEFORE TAX                                           78,647                64,711                143,358

Federal Income Taxes                                                          28,698                28,934                 57,632
                                                                 --------------------      ----------------     ------------------

NET GAIN FROM OPERATIONS AFTER TAX                                            49,949                35,777                 85,726

Net Realized Capital Gains / (Losses) after Transfer to IMR                  (41,300)              (46,282)               (87,582)

                                                                 --------------------      ----------------     ------------------
NET INCOME (LOSS)                                              $               8,649               (10,505)                (1,856)
                                                                 ====================      ================     ==================

(1) The amounts presented reflect the effect of the Coinsurance Agreement transaction described in Form 8-K filed on or about September 18, 2003.

Federal Kemper
Life Assurance Company

Report on Audits of Statutory Financial Statements

For the Years Ended December 31, 2002 and 2001


Table of Contents
--------------------------------------------------------------------------------
Report of Independent Accountants

Financial Statements:
   Statutory Statements of Admitted Assets, Liabilities and Capital
      Stock and Surplus as of December 31, 2002 and 2001

   Statutory Statements of Operations for the years ended
      December 31, 2002 and 2001

   Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2002 and 2001

   Statutory Statements of Cash Flows for the years ended
      December 31, 2002 and 2001

   Notes to Statutory Financial Statements



                        Report of Independent Accountants

To the Board of Directors and Stockholder of Federal Kemper Life Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Federal Kemper Life Assurance Company (the Company) as of December 31, 2002 and 2001, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America are material; they are described in Note 2.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2002 and 2001, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 16 to the financial statements, in 2001 the Company adopted the accounting policies in the revised National Association of Insurance Commissioners "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, as required by the State of Illinois Department of Insurance. The effect of adoption is recorded as an adjustment to unassigned surplus as of January 1, 2001.


PricewaterhouseCoopers LLP


March 21, 2003

Federal Kemper Life Assurance Company

Statutory Statements of Admitted Assets,
Liabilities and Capital Stock and Surplus
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                               2002             2001
                                                          --------------   --------------
                  ADMITTED ASSETS
Cash and invested assets:
   Bonds                                                  $1,765,604,053   $1,725,599,977
   Preferred stocks                                           29,107,739       38,065,671
   Common stocks                                               4,987,111               --
   Mortgage loans on real estate                              40,094,399       38,360,986
   Policy loans                                               76,250,625       83,376,322
   Cash                                                       47,753,397           18,825
   Short-term investments                                             --       54,482,804
   Other invested assets                                      10,926,721       18,538,687
                                                          --------------   --------------
         Total cash and invested assets                    1,974,724,045    1,958,443,272
Amounts recoverable from reinsurers                            5,717,342        2,912,441
Net deferred tax asset                                         9,607,096        9,706,463
Premiums deferred and uncollected                             14,078,469       13,105,622
Investment income due and accrued                             29,279,280       31,204,795
Receivable from affiliates                                     5,374,146        5,756,131
Other assets                                                  54,676,706       61,544,897
                                                          --------------   --------------
         Total admitted assets                            $2,093,457,084   $2,082,673,621
                                                          ==============   ==============

       LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                              $1,066,249,323   $1,117,441,756
   Deposit-type funds:
      Funding agreements                                     605,276,824      605,861,471
      Supplemental contracts without life contingencies       34,535,270       39,819,804
      Beneficiary account                                    121,015,456       91,732,930
      Dividend accumulations                                   1,095,481        1,052,711
      Premium deposit funds                                      427,793          418,467
   Claims and benefits payable to policyholders               18,799,072       18,589,470
   Other policyholder funds                                    1,983,222        1,862,294
                                                          --------------   --------------
         Total policy liabilities                          1,849,382,441    1,876,778,903
                                                          ==============   ==============
Interest maintenance reserve                                  27,203,458       12,321,516
General expenses due or accrued                                6,903,054        6,988,948
Taxes, licenses and fees due or accrued                        3,650,075        4,286,757
Federal income taxes due or accrued                           20,980,611        1,832,289
Remittances and items not allocated                            4,363,392       (1,618,386)
Reinsurance in unauthorized companies                          1,425,468               --
Asset valuation reserve                                        1,419,652       11,251,441
Payable to affiliates                                             45,046          973,475
Payable for securities purchased                              28,449,553               --
Other liabilities                                             10,806,031       10,438,915
                                                          --------------   --------------
         Total liabilities                                 1,954,628,781    1,923,253,858
                                                          --------------   --------------
Capital stock and surplus:
   Common stock                                                2,727,020        2,727,020
   Paid-in surplus                                            91,340,794       91,340,794
   Unassigned surplus                                         44,760,489       65,351,949
                                                          --------------   --------------
         Total capital stock and surplus                     138,828,303      159,419,763
                                                          --------------   --------------
         Total liabilities and capital stock and surplus  $2,093,457,084   $2,082,673,621
                                                          ==============   ==============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Operations
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                          2002           2001
                                                                      ------------   ------------
Income:
Premium and annuity considerations                                    $146,705,819   $160,908,456
Considerations for supplemental contracts with life contingencies        1,038,890      2,860,549
Net investment income                                                  120,623,923    138,261,870
Amortization of interest maintenance reserve                             4,751,763      2,810,639
Reinsurance ceding commissions and allowances                           68,058,903     65,361,642
Change in business-owned life insurance - cash value                    (5,874,155)    (2,628,438)
                                                                      ------------   ------------
      Total income                                                     335,305,143    367,574,718
                                                                      ------------   ------------
Benefits and expenses:
Death benefits                                                          61,852,350     65,382,327
Matured endowments                                                         355,262        274,730
Annuity benefits                                                        54,969,453     85,950,688
Surrender benefits                                                      27,269,935     33,194,052
Disability and accident and health benefits                              1,259,400      1,170,200
Interest on policy and contract funds                                    3,613,509      4,035,450
Interest and adjustments on policy or deposit-type contracts            33,348,683     36,351,042
Interest rate swap - funding agreement hedge                             6,349,134      2,019,696
Payments on supplementary contracts with life contingencies              4,568,305      4,957,745
Decrease in aggregate reserves for life policies and contracts         (51,192,433)   (60,518,197)
Commissions                                                             59,233,850     59,798,472
General expenses                                                        47,257,140     55,827,849
Insurance taxes, licenses and fees                                       8,574,192      6,635,778
Increase (decrease) in loading on deferred and uncollected premiums       (872,381)       510,815
Dividends to policyholders                                                  55,455         55,659
Other expense                                                               16,788             --
                                                                      ------------   ------------
      Total benefits and expenses                                      256,658,642    295,646,306
                                                                      ------------   ------------
Net gain from operations before federal income taxes and realized
   capital losses                                                       78,646,501     71,928,412
Federal income tax expense                                              28,698,183     32,195,100
                                                                      ------------   ------------
Net gain from operations before realized capital losses                 49,948,318     39,733,312
                                                                      ------------   ------------
Net realized capital (losses) gains                                    (22,713,823)     5,896,783
Related federal income tax benefit (expense)                             1,047,567     (4,865,950)
Realized gains transferred to the interest maintenance reserve         (19,633,705)   (11,319,040)
                                                                      ------------   ------------
      Total realized capital losses                                    (41,299,961)   (10,288,207)
                                                                      ------------   ------------
Net income                                                            $  8,648,357   $ 29,445,105
                                                                      ============   ============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                       2002           2001
                                                                   ------------   ------------
Capital stock at beginning and end of year                         $  2,727,020   $  2,727,020
                                                                   ------------   ------------
Paid in surplus at beginning and end of year                         91,340,794     91,340,794
                                                                   ------------   ------------
Unassigned surplus:
   Balance at beginning of year                                      65,351,949    115,764,776
   Net income                                                         8,648,357     29,445,105
   Change in net unrealized capital gains                             2,745,827      4,162,821
   Change in nonadmitted assets                                      (3,418,956)    (3,395,043)
   Change in liability for reinsurance in unauthorized companies     (1,425,468)            --
   Change in net deferred tax asset                                   3,026,991       (916,554)
   Change in asset valuation reserve                                  9,831,789      5,399,110
   Cumulative effect of change in accounting principles                      --      9,891,734
   Dividends to stockholder                                         (40,000,000)   (95,000,000)
                                                                   ------------   ------------
   Balance at end of year                                            44,760,489     65,351,949
                                                                   ------------   ------------
      Total capital stock and surplus                              $138,828,303   $159,419,763
                                                                   ============   ============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                           2002              2001
                                                                       --------------   -------------
Cash from operations:
   Premiums and annuity considerations                                 $  146,727,170   $ 166,251,808
   Considerations for supplemental contracts with life contingencies        1,038,890       2,860,549
   Investment income received                                             121,423,500     134,952,172
   Other income received                                                   68,013,515      65,382,826
   Death benefits                                                         (64,107,330)    (54,260,042)
   Matured endowments                                                        (355,262)       (274,730)
   Annuity benefits                                                       (55,307,287)    (86,357,626)
   Disability and accident and health benefits                             (1,261,884)     (1,172,900)
   Surrender benefits and withdrawals for life contracts                  (27,269,935)    (33,194,052)
   Interest and adjustments on policy or deposit-type contracts              (472,897)     (2,535,200)
   Payments on supplementary contracts with life contingencies             (4,568,305)     (4,957,744)
   Commissions                                                            (61,713,580)    (58,720,885)
   General expenses                                                       (47,343,034)    (57,857,909)
   Insurance taxes, licenses and fees                                      (9,210,874)     (8,391,751)
   Dividends paid to policyholders                                            (56,396)        (58,231)
   Premium paid on business-owned life insurance                                   --     (60,000,000)
   Interest rate swap - funding agreement hedge                            (6,256,199)     (1,569,550)
   Other expense                                                              (16,789)             --
   Federal income taxes paid                                               (9,549,861)    (52,684,050)
                                                                       --------------   -------------
         Net cash from operations                                          49,713,442     (52,587,315)
                                                                       --------------   -------------
Cash from investments:
   Proceeds from investments sold, matured or repaid:
      Bonds                                                             1,236,169,621     978,046,119
      Stocks                                                               11,587,007         348,343
      Mortgage loans                                                          775,594          88,361
      Other invested assets                                                30,341,230       4,619,996
                                                                       --------------   -------------
         Total investment proceeds                                      1,278,873,452     983,102,819
   Tax (benefit) expense on net realized capital (losses) gains            (1,047,567)      4,865,950
                                                                       --------------   -------------
         Total                                                          1,279,921,019     978,236,869
                                                                       --------------   -------------
   Cost of investments acquired:
      Bonds                                                             1,291,097,537     828,021,075
      Stocks                                                                4,244,350              --
      Other invested assets                                                 4,091,580              --
                                                                       --------------   -------------
         Total investments acquired                                     1,299,433,467     828,021,075
                                                                       --------------   -------------
   Net decrease in policy loans                                            (7,125,697)     (5,088,706)
                                                                       --------------   -------------
         Net cash from investments                                        (12,386,751)    155,304,500
                                                                       --------------   -------------
Cash from financing and miscellaneous sources:
   Deposits on deposit-type funds and other liabilities without
      life or disability contingencies                                    139,842,035     145,342,720
   Other cash provided                                                     11,966,481              --
   Dividends to stockholder                                               (40,000,000)    (95,000,000)
   Withdrawals on deposit-type funds and other liabilities
      without life or disability contingencies                           (155,883,439)   (180,461,344)
   Other applications                                                              --     (13,006,373)
                                                                       --------------   -------------
         Net cash from financing and miscellaneous sources                (44,074,923)   (143,124,997)
                                                                       --------------   -------------
Net change in cash and short-term investments                              (6,748,232)    (40,407,812)
Cash and short-term investments:
   Beginning of year                                                       54,501,629      94,909,441
                                                                       --------------   -------------
   End of year                                                         $   47,753,397   $  54,501,629
                                                                       ==============   =============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Federal Kemper Life Assurance Company (the Company) issues fixed annuity products and term life and interest-sensitive life insurance products primarily through a network of brokerage general agents and other independent distributors. The Company is licensed in the District of Columbia and all states, except New York. The Company is a wholly-owned subsidiary of Kemper Corporation (Kemper), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Holding Company of America
     (ZHCA), a holding company. ZHCA is a wholly-owned subsidiary of Zurich Group Holding (ZGH or Zurich), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services (ZFS), a Swiss holding company.

2.   Summary of Significant Accounting Polices

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in accordance with the National Association of Insurance Commissioners (NAIC) "Accounting Practices and Procedures Manual" and in conformity with accounting practices prescribed or permitted by the State of Illinois Department of Insurance (IDOI), which vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The most significant differences between statutory accounting practices and GAAP include: (1) bonds are generally carried at amortized cost and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (2) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to operations as incurred and not deferred; (3) aggregate reserves are based upon statutory mortality and interest requirements and without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals;
     (4) deferred federal income tax assets for the temporary differences between the financial statement basis and tax basis of assets and liabilities are subject to different admissibility criteria; (5) the Asset Valuation Reserve (AVR) is reported as a liability with changes in this reserve charged or credited directly to unassigned surplus; (6) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgages sold; and (7) for GAAP purposes, the acquisition of the Company on January 4, 1996 was accounted for using the purchase method of accounting, which resulted in the recording of goodwill and value of business acquired on a GAAP basis;

     Statutory capital and surplus is $237.1 million and $420.8 million less than GAAP stockholder's equity at December 2002 and 2001, respectively. Statutory net income is $192.6 million more than GAAP net loss for the year ended December 31, 2002 and $17.2 million less than GAAP net income for the year ended December 31, 2001.

     Permitted Accounting Practice

     In anticipation of the acquisition by Zurich in 1996, the Company sold, primarily through a bulk sale, approximately $84 million in real estate-related investments during 1995 as part of a strategic effort to reduce overall exposure to real estate. As a result of these sales, the Company incurred realized capital losses which were required to be transferred to the interest maintenance reserve (IMR). However, as a result of the transfer of these realized capital losses to IMR, IMR became negative. In connection with the sale of the real estate-related investments and the acquisition of the Company's parent, the IDOI

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     permitted the Company to reset the IMR to zero as of December 31, 1995. This treatment permits the Company to proceed as if it had been legally reorganized through a procedure known as a "quasi-reorganization".

     This procedure allows the Company a "fresh start" by resetting the negative unassigned surplus to zero and reducing gross paid-in and contributed surplus by the same amount. Although this treatment does not change the Company's total amount of reported capital and surplus as of December 31, 2002, it did favorably impact the 2002 and 2001 net gain from operations and net income. If the Company had not been permitted to reset the IMR to zero as of December 31, 1995, the December 31, 2002 and 2001 net gain from operations and net income would have been reduced by $957 thousand and $825 thousand, respectively, and capital and surplus for both years would have been increased by like amounts through a credit to the change in nonadmitted assets and related items. If the Company had not been able to reset the negative unassigned surplus to zero, paid-in and unassigned surplus would have been $107.7 million and $40.8 million respectively, at December 31, 2002 and $107.7 million and $60.4 million respectively, at December 31, 2001.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     Accounting Policies

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Preferred stocks are carried at cost unless they are below investment grade, then they are carried at market value. Common stocks are carried at fair values promulgated by the NAIC. Short-term investments are carried at cost, which approximates fair value. All derivatives are stated at amortized cost.

          Mortgage loans on real estate are stated at the aggregate unpaid principal balance, net of write-downs and net of any valuation allowances. Real estate-related investments included in other invested assets include notes receivable, which are stated at the unpaid balances, net of any applicable write-downs, and net of a valuation allowance. Other invested assets also consist of venture capital and real estate joint venture partnerships, which are carried at cost, plus equity in undistributed earnings or losses for participants, net of a valuation allowance, surplus notes and a leveraged lease on an aircraft.

          Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss. Reflecting the Company's current strategy with respect to its real estate portfolio, and the intended disposition thereof, real estate-related investments are valued using an estimate of each investment's observable market price, net of estimated costs to sell and where no observable price is available by appraised value.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

          Policy loans are carried at the aggregate of the unpaid balance, which is not in excess of the cash surrender values of the related policies.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          For its securitized financial assets, the Company recognizes an impairment loss if the fair value of the security is below book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. The Company recorded write-downs totaling $11.8 million and $5.0 million in 2002 and 2001, respectively, related to their securitized financial assets.

          Upon default or indication of potential default by an issuer of fixed maturity securities, other than securitized financial assets, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). For the years ended December 31, 2002 and 2001, the Company recorded write-downs, on other than securitized financial assets of $5.9 million and $2.9 million, respectively.

     B.   Loan-Backed Securities

          The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

          For agency mortgage-backed securities (Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC)), the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources are supplemented by broker pricing where coverage is unavailable or where pricing is deemed to be unreliable.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     C.   Investment Income and Realized Gains and Losses

          Investment income is recorded when earned. All investment income due and accrued that is over 90 days past due, with the exception of mortgage loans in default, is excluded from surplus. The Company had no investment income due and accrued that was over 90 days past due at December 31, 2002. The total amount excluded from surplus in 2001 was $528,317.

          Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the IMR as discussed below, and write-downs are credited or charged to income, net of applicable federal income tax. Unrealized gains and losses, including changes in real estate related reserves, are credited or charged to surplus.

     D.   Income and Expenses

          Life and interest-sensitive life insurance contract premiums are recognized as income when due, while annuity contract premiums are recognized as income when received. Deposits on deposit-type contracts are entered directly as a liability when received. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commission, are charged to operations as incurred.

     E.   Asset Valuation Reserve and Interest Maintenance Reserve

          The AVR provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stocks and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. A write-down for other than temporary declines in value is recognized as a realized loss on an individual asset basis.

          The IMR defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a non-admitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

     F.   Policy Liabilities and Other Policyholders' Funds

          Liabilities for life policy reserves and interest-sensitive life insurance contracts are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table, with interest rates ranging from 4.0 percent to 6.0 percent. Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM). Interest crediting rates guaranteed under the contracts' accumulation periods range from 3.0 percent to 6.0 percent. Guarantee periods range from one to two years with minimum interest rate guarantees ranging from
          3.0 percent to 4.5 percent. For contracts which have annuitized, interest rates that are used in the determination of the present value of future payments range from 3.5 percent to 11.3 percent.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

          Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts
          (GICs). The contracts qualify as insurance under state laws and were issued as nonsurrenderable immediate annuities to trusts established by a securities firm.

          The securities firm sold interests in these trusts to institutional investors, primarily foreign investors for funding pension plans. Funding agreements have either fixed or variable rates of interest, are obligations of the Company's general account, are classified as annuities for statutory purposes and are recorded as deposit-type funds.

     G.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life insurance premiums to unaffiliated reinsurers. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

     H.   Federal Income Taxes

          The Company will file a consolidated federal income tax return with ZHCA, beginning with the 2002 tax year.

          The reporting of federal and foreign income taxes under statutory accounting is similar to the reporting requirements under GAAP, except for the following differences: (1) under statutory accounting, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded; (2) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income; (3) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by statutory accounting. Instead, statutory accounting requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes within the next twelve months. The third part of the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs); and (4) under statutory accounting, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from GAAP, which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

     I.   Nonadmitted Assets

          Certain assets designated as "non-admitted assets" have been excluded from the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus through a direct charge against unassigned surplus.

Federal Kemper Life Assurance Company

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     J.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments, with a maturity of one year or less when purchased, to be short-term investments

     K.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

     L.   Other Assets

          The Company purchased a $60 million group variable life insurance policy covering all current employees as of February 14, 2001 from Kemper Investors Life Insurance Company (KILICO), an affiliate. The transaction, as business-owned life insurance, permits the Company to indirectly fund certain of its employee benefit obligations. The asset is included in other assets at the cash surrender value. The changes in cash surrender value on this policy are recorded as other income in the Statutory Statements of Operations.

     M.   Policyholder Dividends

          Dividends to policyholders are determined annually and are payable only upon declaration by the Board of Directors. An estimated provision has been made for dividends expected to be paid in the following calendar year.

     N.   Reclassifications

          Certain 2001 amounts have been reclassified to conform to the current year presentation.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

3.   Invested Assets and Other Related Income

     Bonds

     The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of bonds at December 31, 2002 and 2001 were as follows (in thousands):

                                                                  2002
                                           -------------------------------------------------
                                                           Gross        Gross     Estimated
                                            Amortized   Unrealized   Unrealized     Fair
                                              Cost        Gains        Losses       Value
                                           ----------   ----------   ----------   ----------
     U.S. Government securities            $  151,519     $ 8,277     $    (77)   $  159,719
     All other governments                      2,492         171           --         2,663
     States, territories and possessions       11,429         825           --        12,254
     Special revenue                           94,543       3,448           --        97,991
     Public utilities                         117,017       4,859         (634)      121,242
     Industrial and miscellaneous           1,388,604      69,268      (15,969)    1,441,903
                                           ----------     -------     --------    ----------
        Total bonds                        $1,765,604     $86,848     $(16,680)   $1,835,772
                                           ==========     =======     ========    ==========

                                                                  2001
                                           -------------------------------------------------
                                                          Gross         Gross     Estimated
                                            Amortized   Unrealized   Unrealized     Fair
                                              Cost        Gains        Losses       Value
                                           ----------   ----------   ----------   ----------
     U.S. Government securities            $  113,016     $ 6,849     $   (138)   $  119,727
     All other governments                      2,490          31           --         2,521
     States, territories and possessions        6,940         601           --         7,541
     Special revenue                           77,457       1,900           --        79,357
     Public utilities                         131,452       2,052       (1,383)      132,121
     Industrial and miscellaneous           1,394,245      38,472      (13,936)    1,418,781
                                           ----------     -------     --------    ----------
        Total bonds                        $1,725,600     $49,905     $(15,457)   $1,760,048
                                           ==========     =======     ========    ==========

Federal Kemper Life Assurance Company

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     The amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                                            Estimated
                                                               Amortized      Fair
                                                                 Cost         Value
                                                              ----------   ----------
     Due in one year or less                                  $   33,929   $   34,324
     Due after one year through five years                       608,478      635,413
     Due after five years through ten years                      559,768      582,292
     Due after ten years                                         115,139      119,222
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed securities/(1)/      448,290      464,521
                                                              ----------   ----------
                                                              $1,765,604   $1,835,772
                                                              ==========   ==========

     /(1)/ Weighted average maturity of approximately 4.5 years.

     Approximately 12.3 percent of the investment-grade fixed maturity securities at December 31, 2002 were residential mortgage-backed securities down from 15.1 percent at December 31, 2001. Approximately 6.0 percent of the investment-grade fixed maturity securities at December 31, 2002 were commercial mortgage-backed securities, compared with 6.1 percent at December 31, 2001. The residential mortgage-backed securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid.

     Approximately 8.1 percent and 9.5 percent of the investment-grade fixed maturity securities at December 31, 2002 and 2001, respectively, consisted of asset-backed securities. The majority of investments in asset-backed securities were backed by collateralized bond and loan obligations (36.2%), home equity loans (24.5%), and manufactured housing loans (19.0%), and other commercial assets (6.3%).

     Gross proceeds, realized gains and realized losses on bonds sold at the discretion of the Company for the years ended December 31, 2002 and 2001 were as follows (in millions):

                                          2002      2001
                                        --------   ------
     Gross proceeds                     $1,100.5   $817.3
     Gross realized gains               $   40.6   $ 22.8
     Gross realized losses              $   36.5   $  9.3

     Bonds with amortized values of $3.3 million were on deposit with governmental authorities as required by law at December 31, 2002.

Federal Kemper Life Assurance Company

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     Equity Securities

     The fair value of preferred stock was $32.4 million and $42.2 million at December 31, 2002 and 2001, respectively. The cost of common stock was $5.0 million at December 31, 2002. The Company did not own common stock at December 31, 2001.

     Real Estate-Related Investments

     The following table summarizes the Company's real estate-related investments at December 31, 2002 and 2001 (in thousands):

                                                                            2002      2001
                                                                          -------   -------
     Mortgage loans                                                       $40,094   $38,361
     Real estate-related investments included in other invested assets:
        Real estate loans and notes receivable                              8,494     8,517
        Real estate joint ventures and partnerships                           736       879
        Real estate valuation reserve                                      (8,284)   (8,284)
                                                                          -------   -------
           Totals/(1)/                                                    $41,040   $39,473
                                                                          =======   =======

     /(1)/ Excludes $1.4 million and $1.3 million of real estate-related accrued interest at December 31, 2002 and 2001, respectively.

     At December 31, 2002 and 2001, total impaired loans were as follows (in millions):

                                                                   2002    2001
                                                                  -----   -----
     Impaired loans without reserves - gross                      $ 0.1   $ 0.1
     Impaired loans with reserves - gross                           8.6     8.6
                                                                  -----   -----
           Total gross impaired loans                               8.7     8.7
     Reserves related to impaired loans                            (8.3)   (8.3)
                                                                  -----   -----
           Net impaired loans                                     $ 0.4   $ 0.4
                                                                  =====   =====

     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $8.7 million and $17.0 million in impaired loans for 2002 and 2001, respectively.

     At both December 31, 2002 and 2001, loans on nonaccrual status amounted to $10.6 million before reserves and write-downs, and $0.4 million after reserves and write-downs. The Company's nonaccrual loans are included in impaired loans.

Federal Kemper Life Assurance Company

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     Net Investment Income

     The sources of net investment income for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                             2002       2001
                                                           --------   --------
     Interest on fixed maturity securities                 $115,654   $128,830
     Dividends on equity securities                           2,659      2,708
     Income from short-term investments                         624      1,701
     Income from mortgage loans                               3,362      6,695
     Income from policy loans                                 4,471      4,270
     Income from other loans and investments                    708        638
                                                           --------   --------
        Total investment income                             127,478    144,842
     Investment expense                                      (6,854)    (6,580)
                                                           --------   --------
        Net investment income                              $120,624   $138,262
                                                           ========   ========

     Net Realized Capital Gains and Losses

     Net realized capital gains (losses) for the years ended December 31, 2002 and 2001 were as follows (in thousands):

                                                                      2002       2001
                                                                    --------   --------
     Fixed maturity securities                                      $(12,813)  $  5,518
     Equity securities                                                   (67)       350
     Other                                                            (9,834)        29
                                                                    --------   --------
        Net realized capital (losses) gains before federal income
           tax (benefit) expense                                     (22,714)     5,897
     Federal income tax (benefit) expense                             (1,048)     4,866
                                                                    --------   --------
        Net realized capital (losses) gains after taxes              (21,666)     1,031
     Net gain transferred to the IMR                                 (19,634)   (11,319)
                                                                    --------   --------
        Total realized capital losses                               $(41,300)  $(10,288)
                                                                    ========   ========

     The other losses, net, for 2002 consist primarily of a write-down on a leveraged lease that covers an aircraft. The aircraft is leased by United Airlines (UAL) and was written down to zero subsequent to UAL filing Chapter 11 bankruptcy in the fourth quarter of 2002. The pre-tax write-down totaled $10.5 million.

Federal Kemper Life Assurance Company

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4.   Concentration of Credit Risk

     The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of credit risk exist in mortgage- and asset-backed securities and real estate.

     The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 2002 was as follows: California (55.3%), Illinois (13.6%), Washington (9.2%) and Colorado (5.1%). The property type distribution of a majority of the real estate portfolio as of December 31, 2002 was as follows: land (47.0%), hotels (30.6%), and office (13.6%).

     To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third party financing can require credit-enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's or the Company's plans with respect to such projects may not change substantially.

     A portion of the Company's real estate loans are on properties or projects where the Company, Kemper or their affiliates have taken ownership positions in joint ventures with a small number of partners.

     At December 31, 2002, loans to a master limited partnership (MLP) between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company, a former affiliate, constituted approximately $22.0 million of the Company's real estate portfolio. Kemper's interest in the MLP is 75.0 percent at December 31, 2002. Loans to the MLP were placed on non-accrual status at the beginning of 1999 due to management's desire not to increase book value of the MLP over net realizable value, as interest on these loans has historically been added to principal. During 2001, a change in circumstances surrounding the water development project related to these loans led to the reclassification of these loans to accrual status. As a result, interest income was recorded in the fourth quarter of 2001 and subsequent periods and the general reserve allowance related to these loans was released.

     At December 31, 2002, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates (Nesbitt), a third party real estate developer, have ownership interests constituted approximately $12.5 million of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties and one retail property.

     At December 31, 2002, a loan to a joint venture amounted to $5.6 million. This affiliated mortgage loan was on an office property located in Illinois and owned by an affiliate, Zurich North America.

     The remaining real estate-related investment amounted to $0.2 million at December 31, 2002 and consisted of mortgage loans on unzoned lots located in Hawaii. These properties are not currently producing income and the loans are on non-accrual status. All zoned properties were sold by March of 2001. The Company is currently pursuing an out of court settlement with the City of Honolulu for the down zoning of certain unzoned properties. If a settlement is not reached, the trial is expected to begin in 2003. The Company is holding the other unzoned properties for future zoning and sales.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The Company anticipates that it could be a number of years until the Company obtains zoning to allow development or completely disposes of all of its investments in Hawaii.

5.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

     Bonds and Equity Securities

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, Deutsche Investment Management Americas, Inc. (DIM), formerly Zurich Scudder Investments, Inc. (ZSI).

     Cash and Short-Term Investments

     The carrying amounts for these instruments approximate fair values.

     Interest Rate Swaps

     Fair values are determined by taking the present value of net future cash flows, which are based upon the LIBOR curve at the most recent valuation date.

     Mortgage Loans and Other Real Estate-Related Investments

     Fair values were estimated based upon the investments' observable market prices, net of estimated costs to sell and where no observable price is available, by appraised value. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market. Mortgage loans and other real estate-related investments are stated at their aggregate unpaid balances, less a valuation allowance of $8.3 million at both 2002 and 2001. The real estate portfolio is monitored closely and reserves are adjusted to reflect market conditions. This results in a carrying value that approximates fair value at December 31, 2002 and 2001.

Federal Kemper Life Assurance Company

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     Policy Loans and Other Invested Assets

     The carrying value of policy loans approximates the fair value as the Company adjusts the rates to remain competitive. The carrying values for other invested assets approximate fair values.

     Life Policy Benefits

     For deposit liabilities with defined maturities, the fair value was based on the discounted value of future cash flows. The discount rate was based on the rate that would be offered for similar deposits at the reporting date. For all other deposit liabilities, primarily deferred annuities and universal life contracts, the fair value was based on the amount payable on demand at the reporting date.

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2002 and 2001 were as follows (in thousands):

                                                                                      2002                      2001
                                                                            -----------------------   -----------------------
                                                                                          Estimated                 Estimated
                                                                             Carrying       Fair       Carrying       Fair
                                                                               Value        Value        Value        Value
                                                                            ----------   ----------   ----------   ----------
     Financial instruments recorded as assets:
        Bonds                                                               $1,765,604   $1,835,772   $1,725,600   $1,760,048
        Equity securities (excluding real estate-related investments)           34,095       37,362       38,066       42,218
        Cash and short-term investments                                         47,753       47,753       54,502       54,502
        Mortgage loans and other real estate-related investments                41,040       41,040       39,473       39,473
        Policy loans                                                            76,251       76,251       83,376       83,376
        Other invested assets (excluding real estate-related investments)        9,981       10,147       16,526       16,454
     Financial instruments recorded as liabilities - aggregate reserves for policies and contracts and supplementary contracts
        excluding term life reserves                                         1,694,625    1,808,098    1,758,397    1,843,629

Federal Kemper Life Assurance Company

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6.   Income Taxes

     The components of the net deferred tax asset recognized in the Company's Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus are as follows:

                                                    December 31,   December 31,
                                                        2002           2001
                                                    ------------   ------------
     Total of all deferred tax assets (DTAs)        $ 76,324,889   $ 75,870,977
     Total of all deferred tax liabilities (DTLs)    (15,454,119)   (18,027,198)
                                                    ------------   ------------
        Net deferred tax asset                        60,870,770     57,843,779
     Deferred tax assets nonadmitted                  51,263,674     48,137,316
                                                    ------------   ------------
        Net admitted deferred tax asset             $  9,607,096   $  9,706,463
                                                    ============   ============
     Increase in nonadmitted deferred tax asset     $ (3,126,358)  $ 15,805,832
                                                    ============   ============

     Deferred tax liabilities are not recognized for the following amounts:

     As of December 31, 2002, the Company had a balance of $10,639,555 in its Policyholder's Surplus Account under the provisions of the Internal Revenue Code. The amount could become taxable to the extent that future shareholder dividends are paid from this account.

     The Company's income tax expense and change in deferred tax assets and liabilities differ from the amount obtained by applying the federal statutory rate of 35% to net income before taxes. The significant items causing this difference are: change in cash surrender value of life insurance, adjustment for the settlement of audits by taxing authorities, nondeductible expenses, adjustment for prior year provision to return differences, and the amortization of the interest maintenance reserve.

     The components of incurred tax expense and the change in DTAs and DTLs are as follows:

                                                                2002          2001
                                                            -----------   -----------
     Current income tax expense - operations                $28,698,183   $32,195,100
     Current income tax (benefit) expense - capital gains    (1,047,567)    4,865,950
                                                            -----------   -----------
     Current income tax incurred                            $27,650,616   $37,061,050
                                                            ===========   ===========

Federal Kemper Life Assurance Company

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     The changes in the main components of DTAs and DTLs are as follows:

                                        December 31,   December 31,
                                            2002           2001          Change
                                        ------------   ------------   -----------
     DTAs:
        Life insurance reserves         $ 10,949,050   $  9,827,410   $ 1,121,640
        Deferred acquisition costs        45,321,834     43,757,681     1,564,153
        Nonadmitted assets                 5,338,822      7,456,630    (2,117,808)
        Accrued expenses                   2,915,578      3,041,553      (125,975)
        Net unrealized capital losses             --      3,659,395    (3,659,395)
        Real estate reserves               2,899,290      2,899,290            --
        Bond write-downs                   6,951,229      4,112,706     2,838,523
        Other                              1,949,086      1,116,312       832,774
                                        ------------   ------------   -----------
           Total DTAs                     76,324,889     75,870,977       453,912
     Nonadmitted DTAs                    (51,263,674)   (48,137,316)   (3,126,358)
                                        ------------   ------------   -----------
           Admitted DTAs                $ 25,061,215   $ 27,733,661   $(2,672,446)
                                        ============   ============   ===========

                                                December 31,   December 31,
                                                    2002           2001         Change
                                                ------------   ------------   ----------
     DTLs:
        Market discount on bonds                $ (1,165,691)  $ (1,759,851)  $  594,160
        Depreciation/amortization                 (6,915,884)    (9,926,519)   3,010,635
        Deferred and uncollected premiums         (3,465,798)    (3,430,634)     (35,164)
        Loading/cost of collection                (1,461,667)    (1,156,334)    (305,333)
        Net unrealized capital gains                 (17,378)            --      (17,378)
        Accrued interest on funding agreement     (1,321,654)      (610,974)    (710,680)
        Other                                     (1,106,047)    (1,142,886)      36,839
                                                ------------   ------------   ----------
           Total DTLs                           $(15,454,119)  $(18,027,198)  $2,573,079
                                                ============   ============   ==========
           Net admitted deferred tax asset      $  9,607,096   $  9,706,463   $  (99,367)
                                                ============   ============   ==========

Federal Kemper Life Assurance Company

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     The change in the net deferred income tax asset is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the Statutory Statements of Capital Stock and Surplus):

                                               December 31,   December 31,
                                                   2002           2001         Change
                                               ------------   ------------   ----------
     Total DTAs                                $ 76,324,889   $ 75,870,977   $  453,912
     Total DTLs                                 (15,454,119)   (18,027,198)   2,573,079
                                               ------------   ------------   ----------
        Net deferred tax asset (liability)     $ 60,870,770   $ 57,843,779    3,026,991
                                               ============   ============
     Tax effect of unrealized gains (losses)                                  3,676,773
                                                                             ----------
     Change in net deferred income tax                                       $6,703,764
                                                                             ==========

     In 2002 and 2001, the change in the tax effect of unrealized gains/losses has been reflected in the Statutory Statements of Capital Stock and Surplus within the change in net deferred tax asset.

     At December 31, 2001, the change in the non-admitted deferred taxes was reflected in the Statutory Statements of Capital Stock and Surplus within the change in net deferred tax asset.

     As of December 31, 2002 and 2001, the Company did not have any operating loss carryforwards.

     The following are income taxes incurred in the current and prior years that will be available for recoupment in the event of future net losses:

     2002                 $        --
     2001                 $35,326,545
     2000                 $53,235,441

     The Company's federal income tax is consolidated with the following entities, with ZHCA as the parent:

     American Guarantee and Liability Insurance Company      South County Water Corporation
     American Zurich Insurance Company                       Specialty Producer Group II, Inc.
     Assurance Company of America                            Steadfast Insurance Company
     Colonial American Casualty & Surety Company             Sterling Pines Inc.
     Diversified Specialty Risks, Inc.                       The Duchy of Grand Fenwick, Inc.
     Empire Fire and Marine Insurance Company                The Mountbatten Surety Co., Inc.
     Empire Indemnity Insurance Company                      The Zurich Services Corporation
     Empire Management Services, Inc.                        Truckwriters, Inc.
     Federal Kemper Life Assurance Company                   Universal Underwriters Acceptance Corporation
     Fidelity & Deposit Company of Maryland                  Universal Underwriters Insurance Company
     FKLA Realty Corporation                                 Universal Underwriters Insurance Services, Inc.
     GE-Zurich Warranty Management Inc.                      Universal Underwriters Insurance Services, Inc. of Tx.
     GE-Zurich Warranty Management Florida Inc.              Universal Underwriters Insurance Services of Alabama
     GE-Zurich Warranty Management Inc. of CA                Universal Underwriters Life Insurance Company
     HMS Dreadnought, Inc.                                   Universal Underwriters Management Company
     Investors Brokerage Service, Inc.                       Universal Underwriters of Texas Ins. Company

Federal Kemper Life Assurance Company

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     Investors Brokerage Service Insurance Agency, Inc.      Universal Underwriters Service Corporation
     Investors Brokerage Service Insurance Agency of Texas   Universal Underwriters Service Corporation of Texas
     Kemper Corporation                                      UUBVI, Limited
     Kemper Investors Life Insurance Company                 Valiant Insurance Company
     Kemper Portfolio Corporation                            Vistar Insurance Services, Inc.
     KFC Portfolio Corporation                               ZKI Holding Corporation
     KILICO Realty Corporation                               Zurich Agency Services, Inc.
     Maine Bonding and Casualty Company                      Zurich American Brokerage, Inc.
     Maryland Casualty Company                               Zurich American Insurance Company
     Maryland Insurance Company                              Zurich American Insurance Company of Illinois
     Maryland Lloyds                                         Zurich Direct, Inc.
     Maryland Management Corporation                         Zurich Direct Insurance Agency Inc. of MA
     Maunalua Associates, Inc.                               Zurich Direct Inc of Texas
     Minnesota Marketing Center, Inc.                        Zurich E & S Insurance Brokerage, Inc.
     Mountbatten, Inc.                                       Zurich Finance (USA), Inc.
     National Standard Insurance Company                     Zurich Global, Ltd.
     Northern Insurance Company of New York                  Zurich CZI Management Holding, Ltd.
     PMG Securities Corporation                              Zurich CZI Management, Ltd.
     PMG Asset Management, Inc.                              Zurich Holding Company of America, Inc.
     PMG Marketing, Inc.                                     Zurich Life Insurance Company of New York
     PMG Life Agency, Inc.                                   Zurich Life Insurance Company of America
     PMG Insurance Marketing of Massachusetts, Inc.          Zurich Premium Finance Company
     Risk Enterprise Management                              Zurich Premium Finance Company of CA
     South County Services Company Inc.                      Zurich Towers, Inc.
     South County Sewer Corporation                          Zurich Warranty Solutions, Inc.

     A written agreement sets out the method of allocating tax between the companies. In general, the allocation is based upon separate return calculations with no immediate benefit for a taxable loss which is utilized in the current year consolidated return. Intercompany tax balances are settled within thirty days after: (1) the filing of the consolidated federal income tax return; (2) the payment of an estimated payment; (3) an additional assessment of the consolidated tax liability; (4) a refund of the consolidated tax liability; or (5) any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

Federal Kemper Life Assurance Company

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7.   Information Concerning Parent, Subsidiaries and Affiliates

     All of the outstanding shares of the Company are owned by Kemper.

     During 2002 and 2001, the Company paid cash dividends to Kemper according to the following schedule:

       Month                                              2002          2001
     ---------                                        -----------   -----------
     March                                            $        --   $12,000,000
     June                                              10,000,000    23,000,000
     September                                         30,000,000            --
     December                                                  --    60,000,000
                                                      -----------   -----------
        Total                                         $40,000,000   $95,000,000
                                                      ===========   ===========

     KILICO, Zurich Life Insurance Company of America (ZLICA), and Zurich Life Insurance Company of New York (ZLICONY), a subsidiary of KILICO, utilize the management, employees, and home office space of the Company. Expenses are allocated to KILICO, ZLICA and ZLICONY based upon their actual utilization of the Company's employees and facilities. Expenses allocated to KILICO, ZLICA, and ZLICONY during 2002 and 2001 amounted to $39.2 million and $36.5 million, respectively.

     The Company held a $5.6 million real estate-related investment in an affiliated mortgage loan at December 31, 2002 and 2001.

     The Company has a formal management services agreement with Fidelity Life Association (FLA) whereby the Company charges FLA based upon certain fixed and variable costs. Expenses charged to FLA during 2002 and 2001, under the terms of the agreement, amounted to $11.8 million and $13.0 million, respectively.

     FLA is a mutual company, owned by it's policyholders, and is not a member of the Zurich Holding Company System at December 31, 2002.

     The Company has a service agreement with DIM, formerly ZSI, a subsidiary of Zurich at December 31, 2001. DIM provides investment services, including purchases or sales of securities, under the supervision of the Investment Committee of the Company. On September 24, 2001, ZFS announced that it would sell 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction did not include ZSI's United Kingdom operations, Threadneedle Investments.

     The Company paid the Kemper real estate subsidiaries $0.1 million during both 2002 and 2001, related to the management of the Company's real estate portfolio.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 2002 and 2001, joint venture mortgage loans totaled approximately $27.6 million and $25.5 million, respectively. During 2002 and 2001, the Company earned interest income on these joint venture loans of $2.3 million and $5.6 million, respectively.

Federal Kemper Life Assurance Company

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     At December 31, 2002 and 2001, the Company reported the following amounts due from or (to) related parties:

                                                           2002         2001
                                                       -----------   ----------
     KILICO                                            $ 3,132,655   $2,127,927
     Investors Brokerage Services                            3,255          659
     Zurich Direct, Inc. (ZD)                            5,143,339      393,387
     PMG Group                                               8,598           --
     ZLICONY                                               156,087           --
     Zurich Direct of Texas                                973,247      614,112
     Zurich Direct Insurance Agency                        106,012           --
     ZLICA                                               1,068,785      985,090
     Kemper                                                 17,860    1,176,323
     Zurich Kemper Stephens                                     --        6,769
     Zurich International Solutions                         27,687       20,244
     ZFS                                                       223       41,626
     Other                                                 920,817      783,380
     Kemper Real Estate, Inc                                38,179           --
     Nonadmitted affiliated balances                    (6,222,598)    (393,386)
                                                       -----------   ----------
        Receivable from related parties                $ 5,374,146   $5,756,131
                                                       ===========   ==========

                                                           2002         2001
                                                       -----------   ----------
     PMG Group                                         $        --   $ (131,102)
     ZLICONY                                                    --     (157,559)
     ZSI                                                        --     (468,742)
     Zurich American Insurance Company                     (20,979)    (216,072)
     Other                                                 (24,067)          --
                                                       -----------   ----------
        Payable to related parties                     $   (45,046)  $ (973,475)
                                                       ===========   ==========
     Net receivable from related party                 $ 5,329,100   $4,782,656
                                                       ===========   ==========

     Related party receivables and payables are settled each month.

     On October 31, 2001, the Company sold its $60.0 million bond investment in ZSLM Trust, issued by an affiliate, for cash to Farmers Group, Inc. (Farmers), which is an affiliated company.

     The Company is allocated costs from Farmers for mainframe data processing services.

     At December 31, 2002 and 2001, the Company reported amounts payable to FLA of $6,295,047 and $1,137,660, respectively.

Federal Kemper Life Assurance Company

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8.   Life Reserves

     A.   Reserves for Life Contracts and Deposit-Type Contracts

          The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. The Company holds reserves for surrender values promised in excess of the legally computed reserves. Substandard reserves are principally computed on the basis of the tabular interest and multiples of the tabular mortality. As of December 31, 2002, the Company had $16.4 billion of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Illinois. Reserves to cover the above insurance totaled $56.5 million.

          Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding in addition one half of the net valuation premium for the modal period.

          Tabular interest, tabular less actual reserve released and tabular cost have been determined by formulas used in accordance with the NAIC Annual Statement Instructions. Tabular interest on deposit funds not involving life contingencies is determined as a balance item where interest is included in other items at appropriate rates and adjustments due to changes in valuation basis or other increases have been reflected.

     B. Analysis of Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

                                                           December 31, 2002
                                                        -----------------------
                                                                          % of
                                                            Amount        Total
                                                        --------------   ------
     Subject to discretionary withdrawal:
        At book value less current surrender charge
           of 5% or more                                $  220,427,019    16.87%
     At book value without adjustment (minimal or
        no charge or adjustment)                           279,732,357    21.41
     Not subject to discretionary withdrawal               806,087,684    61.72
                                                        --------------   ------
           Total (gross)                                 1,306,247,060   100.00%
                                                                         ======
     Reinsurance ceded                                      98,265,970
                                                        --------------
           Total (net)                                  $1,207,981,090
                                                        ==============

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Reconciliation of total annuity actuarial reserves and deposit fund liabilities:

     Life and Accident and Health Annual Statement:

                                                               December 31, 2002
                                                               -----------------
     Annuities, total (net)                                      $  412,403,062
     Supplemental contracts with life contingencies, total
        (net)                                                        33,227,205
     Deposit-type contracts, total (net)                            762,350,823
                                                                 --------------
     Total                                                       $1,207,981,090
                                                                 ==============

9.   Premium and Annuity Considerations Deferred and Uncollected

     Deferred and uncollected life insurance premiums and annuity considerations as of December 31, 2002 and 2001 were as follows:

                                       2002                       2001
                             ------------------------   ------------------------
                                             Net of                    Net of
                                Gross       Loading        Gross       Loading
                             ----------   -----------   ----------   -----------
     Ordinary new business   $  230,196   $   160,157   $  254,290   $    93,499
     Ordinary renewal         9,671,852    13,918,109    9,547,522    13,012,124
     Group life                     229           203            0             0
                             ----------   -----------   ----------   -----------
        Total                $9,902,277   $14,078,469   $9,801,812   $13,105,623
                             ==========   ===========   ==========   ===========

10.  Reinsurance

     At December 31, 2002 and 2001, the deductions for reinsurance ceded to affiliated and unaffiliated insurance companies were as follows (in millions):

                                                           2002     2001
                                                          ------   ------
     Reserves ceded to affiliated insurance companies     $ 98.3   $ 98.6
     Reserves ceded to unaffiliated insurance companies    380.1    304.6
                                                          ------   ------
        Total reserves ceded                              $478.4   $403.2
                                                          ======   ======
     Premiums ceded to unaffiliated insurance companies   $222.8   $196.4
        Total premiums ceded                              $222.8   $196.4
                                                          ======   ======
     Benefits ceded to affiliated insurance companies     $   .1   $   .3
     Benefits ceded to unaffiliated insurance companies    145.4    144.0
                                                          ------   ------
        Total benefits ceded                              $145.5   $144.3
                                                          ======   ======

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Such amounts related to life insurance in force at December 31, 2002 and 2001 were as follows (in billions):

                                                  2002     2001
                                                 ------   ------
     Direct and assumed                          $133.9   $124.3
                                                 ------   ------
     Ceded to unaffiliated insurance companies   $115.4   $106.5
                                                 ======   ======

11.  Capital Stock and Surplus

     The Company has 500,000 shares of common stock, $20 par value, authorized, and 136,351 shares issued and outstanding.

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted if such dividend, together with other distributions during the twelve preceding months would exceed the greater of ten percent of statutory surplus as regards policyholders as of the preceding December 31, or statutory net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized capital gains. The maximum amount of dividends which can be paid by the Company without prior approval in 2003 is $8.6 million.

     Unassigned funds (surplus) represented or (reduced) in aggregate by each item below at December 31, 2002 and 2001 is as follows:

                                                 2002           2001
                                             ------------   ------------
     Unrealized gains                        $  3,643,337   $    897,510
     Nonadmitted asset values                 (72,740,048)   (69,321,092)
     Asset valuation reserve                   (1,419,652)   (11,251,441)
     Reinsurance in unauthorized companies     (1,425,468)            --
     Deferred taxes                            60,870,770     57,843,779

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

12. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other Postretirement Benefit Plans

     Postretirement Benefit Plan

     The Company sponsors a postretirement benefit plan covering all employees. The Company allocates a portion of plan expenses and obligations to KILICO, ZLICA and ZD. The Company does not have a defined benefit pension plan.

     The Company's portion of assets, obligations and assumptions of the postretirement benefit plan are as follows at December 31, 2002 and 2001:

                                                                 Postretirement Benefits
                                                                -------------------------
                                                                    2002          2001
                                                                -----------   -----------
     Change in benefit obligation:
        Benefit obligation at beginning of year                 $ 1,107,935   $   775,258
        Service cost                                                 43,818        37,281
        Interest cost                                                75,190        72,775
        Actuarial loss                                               58,615       276,592
        Benefits paid                                               (59,197)      (53,971)
                                                                -----------   -----------
        Benefit obligation at end of year                       $ 1,226,361   $ 1,107,935
                                                                ===========   ===========

     Funded status at December 31                               $(1,226,361)  $(1,107,935)
     Unamortized prior service cost                                (105,257)     (114,172)
     Unrecognized net actuarial loss                                386,936       344,808
     Remaining net obligation or net asset at initial date of
        application                                                      --        32,703
                                                                -----------   -----------
     Accrued benefit liability                                  $  (944,682)  $  (844,596)
                                                                ===========   ===========
     Components of net periodic benefit cost:
        Service cost                                            $    43,818   $    37,281
        Interest cost                                                75,190        72,775
        Amortization of unrecognized transition obligation           32,579        32,702
        Amortization of unrecognized net loss                        16,178        14,209
        Amortization of prior service cost                           (8,482)       (8,514)
                                                                -----------   -----------
           Total net periodic benefit cost                      $   159,283   $   148,453
                                                                ===========   ===========

     The accrued benefit liability has been reflected in the Statutory Statements of Admitted Assets, Liabilities and Capital Stock and Surplus within general expenses due or accrued. The total net periodic benefit cost has been reflected in the Statutory Statements of Operations within general expenses.

     The Company has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects at December 31, 2002:

                                                                1 Percentage     1 Percentage
                                                               Point Increase   Point Decrease
                                                               --------------   --------------
     Effect on total of service and interest cost components       $ 15,972       $ (15,824)
                                                                   --------       ---------
     Effect on postretirement benefit obligation                   $150,974       $(150,634)
                                                                   ========       =========

     Defined Contribution Plan

     The Company's employees are covered by qualified defined contribution plans sponsored by the Company.

     Details of the Company's defined contribution plans for the years 2002 and 2001 are as follows:

                                    2002         2001
                                 ----------   ----------
     401(k) plan company match   $  496,176   $  423,667
     Money purchase plan            590,627      471,331
     Profit sharing plan            774,789      449,690
                                 ----------   ----------
        Total                    $1,861,592   $1,344,688
                                 ==========   ==========

     The defined contribution plans have been reflected in the Statutory Statements of Operations within general expenses.

     Multiemployer Plans

     Effective January 1, 2001, the Company's 401(k) plan (the Plan) began being administered by Zurich North America, an affiliate. As part of this move, certain changes were made to the Plan. All employees became 100% vested and the amount that an employee can contribute that will be matched by the Company increased from 5% to 6%.

13. Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk

     The Company is party to an interest rate swap agreement with Zurich Capital Markets, Inc. (ZCM), an affiliated counterparty. The Company invests primarily in fixed rate investments. A floating rate funding agreement was reinsured in 2000 and the Company subsequently entered into an interest rate swap agreement. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is made by one counterparty at each due date. In 2002, the Company paid $6.3 million as settlement for the difference between the fixed-rate and floating-rate interest.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect its counterparty to fail to meet its obligations given its high credit ratings. The credit exposure of interest rate swaps is represented by the fair value (market value) of contracts. At December 31, 2002, and 2001 an open swap agreement with a notional value of $160.0 million and an expiration date of November 2004, had a negative market value of $16.5 million and $7.8 million, respectively. The negative market value was included as a component of other accounts payable and liabilities in the accompanying consolidated balance sheets.

14.  Leases

     The Company leases office equipment under various non-cancelable operating lease agreements that expire through December 2005. Rental expense for 2002 and 2001 was approximately $2.2 million and $2.8 million, respectively.

     At December 31, 2002, the future minimum aggregate rental commitments are as follows (in thousands):

                               Operating
     Year Ending December 31     Leases
     -----------------------   ---------
              2003               $789
              2004               $455
              2005               $ 82

     The Company shares 307,804 square feet of office space leased by Zurich North America, an affiliate, from Wells Real Estate Funds, located in Schaumburg, Illinois. The Company makes payments for its share of lease expense per terms of the agreement.

     At January 1, 2002, the minimum aggregate rental commitments were as follows:

     (Dollars in thousands)

     Year Ending December 31   Office Space Leases
     -----------------------   -------------------
             2002                     $5,182
             2003                     $5,337
             2004                     $5,496
             2005                     $5,662
             2006                     $5,832
             2007                     $6,006

     Certain rental commitments have renewal options extending through the year 2016.

15.  Contingencies

     The Company is unaware of any contingent liability, which may materially affect its financial position or results of operations.

     The Company has not committed reserves to cover any contingent liabilities except as noted in the financial statements.

     There are no pending legal proceedings, which are beyond the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     to the financial position or results of operations of the Company. The Company does not act as an intermediary/broker in over the counter derivative instrument transactions.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2002 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as for an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

16.  Codification

     As of January 1, 2001 the Company adopted the Codification of Statutory Accounting Principles (Codification) guidance. The NAIC Accounting Practices and Procedures Manual is the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changed current statutory accounting in some areas. The IDOI adopted Codification, effective January 1, 2001. The Company's statutory surplus was positively impacted by $9.9 million upon adoption as a result of the net effect of recording the cost of collection minus loading, of negative loading on net due premiums, of investment write-downs, of a net deferred tax asset, and of claim adjustment expenses caused by Codification. This initial adjustment consisted of the following items:

     Cost of collection minus loading      $ 5,555,648
     Negative loading on net due premium    (4,920,101)
     Investment write-downs                 (1,174,899)
     Net deferred tax asset                 10,623,016
     Claim adjustment expenses                (191,930)
                                           -----------
        Total                              $ 9,891,734
                                           ===========

Federal Kemper
Life Assurance Company

Report on Audits of Statutory Financial Statements

For the Years Ended December 31, 2001 and 2000

Federal Kemper Life Assurance Company

Table of Contents
--------------------------------------------------------------------------------


Report of Independent Accountants

Financial Statements:
   Statutory Statements of Admitted Assets, Liabilities, and Capital Stock and Surplus as of December 31, 2001 and 2000

   Statutory Statements of Operations for the years ended
      December 31, 2001 and 2000

   Statutory Statements of Capital Stock and Surplus for the years ended December 31, 2001 and 2000

   Statutory Statements of Cash Flows for the years ended
      December 31, 2001 and 2000

   Notes to Statutory Financial Statements

                        Report of Independent Accountants


To the Board of Directors and Stockholder of Federal Kemper Life Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Federal Kemper Life Assurance Company (the "Company") as of December 31, 2001 and 2000, and the related statutory statements of operations, capital stock and surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2001 and 2000, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital stock and surplus of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.

As discussed in Note 15 to the financial statements, the Company adopted the accounting policies in the revised National Association of Insurance Commissioners "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, as required by the State of Illinois Department of Insurance. The effect of adoption is recorded as an adjustment to unassigned surplus as of January 1, 2001.


PricewaterhouseCoopers LLP


March 22, 2002

Federal Kemper Life Assurance Company

Statutory Statements of Admitted Assets,
Liabilities, and Capital Stock and Surplus
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                 2001             2000
                                                            --------------   --------------
                    ADMITTED ASSETS

Cash and invested assets:
   Bonds                                                    $1,725,599,977   $1,871,385,602
   Preferred stocks                                             38,065,671       38,065,671
   Mortgage loans on real estate                                38,360,986       33,625,716
   Policy loans                                                 83,376,322       88,465,028
   Cash                                                             18,825        4,569,675
   Short-term investments                                       54,482,804       90,339,766
   Joint venture notes                                             233,603        8,527,723
   Other invested assets                                        17,405,084       17,526,555
   Receivable for securities sold                                  900,000        5,328,800
                                                            --------------   --------------
         Total cash and invested assets                      1,958,443,272    2,157,834,536
Amounts recoverable from reinsurers                              2,912,441       13,099,393
Fixed assets                                                     3,343,981        2,454,133
Net deferred tax asset                                           9,706,463               --
Premiums deferred and uncollected                               13,105,622       18,365,377
Investment income due and accrued                               31,204,795       32,663,592
Receivable from affiliates                                       4,782,656       35,335,776
Other assets                                                    58,200,916        3,700,743
                                                            --------------   --------------
         Total admitted assets                              $2,081,700,146   $2,263,453,550
                                                            ==============   ==============

       LIABILITIES AND CAPITAL STOCK AND SURPLUS

Liabilities:
   Life and annuity reserves                                $1,117,441,756   $1,173,039,853
   Deposit-type funds:
      Funding agreements                                       605,861,471      609,220,928
      Supplemental contracts without life contingencies         39,819,804       42,584,520
      Beneficiary account                                       91,732,930       74,512,308
      Dividend accumulations                                     1,052,711        1,044,260
      Premium deposit funds                                        418,467          435,831
   Claims and benefits payable to policyholders                 18,589,470       17,871,902
   Other policyholder funds                                      1,862,294        1,264,722
   Interest maintenance reserve                                 12,321,516        3,813,115
                                                            --------------   --------------
         Total policy liabilities                            1,889,100,419    1,923,787,439
                                                            --------------   --------------
Commissions to agents due or accrued                             2,768,413        1,690,826
General expenses due or accrued                                  6,988,948        9,038,634
Taxes, licenses and fees due or accrued                          4,286,757        6,042,730
Federal income taxes due or accrued                              1,832,289       22,321,239
Cost of collection in excess of loading                                 --        5,555,647
Amounts withheld by company as agent or trustee                    (69,176)         (50,579)
Amounts held for agents                                          1,393,412          985,409
Remittances and items not allocated                             (1,618,386)      49,650,639
Asset valuation reserve                                         11,251,441       16,650,552
Real estate valuation reserve                                           --       11,850,620
Other liabilities                                                6,346,266        6,097,804
                                                            --------------   --------------
         Total liabilities                                   1,922,280,383    2,053,620,960
                                                            --------------   --------------
Capital stock and surplus:
   Common stock                                                  2,727,020        2,727,020
   Paid-in surplus                                              91,340,794       91,340,794
   Unassigned surplus                                           65,351,949      115,764,776
                                                            --------------   --------------
         Total capital stock and surplus                       159,419,763      209,832,590
                                                            --------------   --------------
         Total liabilities and capital stock and surplus    $2,081,700,146   $2,263,453,550
                                                            ==============   ==============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Operations
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                        2001           2000
                                                                    ------------   -------------
Income:
   Premium and annuity considerations                               $160,908,456   $ 102,298,722
   Deposit-type funds revenue:
      Funding agreements                                                      --     233,000,000
      Supplemental contracts without life contingencies                       --      15,495,686
      Dividend accumulations                                                  --          41,676
Considerations for supplemental contracts with
   life contingencies                                                  2,860,549       2,622,916
Net investment income                                                138,261,870     143,366,633
Amortization of interest maintenance reserve                           2,810,639       2,737,954
Reinsurance ceding commissions and allowances                         65,361,642      60,285,371
Other income                                                          (2,628,438)       (459,517)
                                                                    ------------   -------------
         Total income                                                367,574,718     559,389,441
                                                                    ------------   -------------
Death benefits                                                        65,382,327      88,707,171
Matured endowments                                                       274,730          82,516
Annuity benefits                                                      85,950,688     177,714,037
Surrender benefits                                                    33,194,052      45,233,283
Disability and accident and health benefits                            1,170,200       1,034,901
Interest on policy and contract funds                                  4,035,450       3,814,792
Interest and adjustments on policy or deposit-type contracts          38,370,738              --
Payments on supplementary contracts with life contingencies            4,957,745       4,869,564
Deposit-type fund benefits:
   Payments on supplementary contracts without life contingencies             --      19,691,462
   Increase in liability for premium and other deposits                       --     233,449,018
   Increase in reserves for supplementary contracts without
      life contingencies                                                      --      (2,701,217)
Decrease in aggregate reserves for life policies and contracts       (60,518,197)   (291,483,215)
Commissions                                                           59,798,472      59,308,123
General expenses                                                      55,827,849      42,609,987
Insurance taxes, licenses and fees                                     6,635,778       9,904,966
Increase in loading on deferred and uncollected premiums                 510,815      (9,668,564)
Dividends to policyholders                                                55,659          58,560
                                                                    ------------   -------------
         Total benefits and expenses                                 295,646,306     382,625,384
                                                                    ------------   -------------
Net gain from operations before federal income taxes                  71,928,412     176,764,057
Federal income tax expense                                            32,195,100      55,080,533
                                                                    ------------   -------------
Net gain from operations                                              39,733,312     121,683,524
                                                                    ------------   -------------
Net realized capital gains (losses)                                    1,030,833        (928,585)
Realized (gains) losses transferred to the interest
   maintenance reserve                                               (11,319,040)      2,723,383
                                                                    ------------   -------------
         Total realized capital (losses) gains                       (10,288,207)      1,794,798
                                                                    ------------   -------------
Net income                                                          $ 29,445,105   $ 123,478,322
                                                                    ============   =============

         The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Capital Stock and Surplus
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                              2001           2000
                                                          ------------   ------------
Capital stock at beginning and end of year                $  2,727,020   $  2,727,020
                                                          ------------   ------------
Paid in surplus at beginning and end of year              $ 91,340,794   $ 91,340,794
                                                          ------------   ------------
Unassigned surplus:
   Balance at beginning of year                            115,764,776     90,420,180
   Net income                                               29,445,105    123,478,322
   Change in net unrealized capital gains                    4,162,821         36,627
   Change in nonadmitted assets                             (3,395,043)   (14,325,302)
   Change in deferred taxes                                   (916,554)            --
   Change in asset valuation reserve                         5,399,110        154,949
   Cumulative effect of change in accounting principles      9,891,734             --
   Dividends to stockholder                                (95,000,000)   (84,000,000)
                                                          ------------   ------------
   Balance at end of year                                   65,351,949    115,764,776
                                                          ------------   ------------
      Total capital stock and surplus                     $159,419,763   $209,832,590
                                                          ============   ============

    The accompanying notes are an integral part of these statutory financial statements.

Federal Kemper Life Assurance Company

Statutory Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                            2001           2000
                                                                       -------------   -------------
Cash from operations:
   Premiums and annuity considerations                                 $ 166,251,808   $ 160,111,603
   Considerations for supplemental contracts with life contingencies       2,860,549       2,622,916
   Investment income received                                            134,952,172     141,196,093
   Other income received                                                  65,382,826      60,285,371
   Death benefits                                                        (54,260,042)   (110,019,775)
   Matured endowments                                                       (274,730)        (82,516)
   Annuity benefits                                                      (86,357,626)   (180,362,757)
   Disability and accident and health benefits                            (1,172,900)     (1,034,301)
   Surrender benefits and withdrawals for life contracts                 (33,194,052)    (45,233,283)
   Interest and adjustments on policy or deposit-type contracts           (4,104,750)     (3,985,542)
   Payments on supplementary contracts with life contingencies            (4,957,744)     (4,869,564)
   Commissions                                                           (58,720,885)    (59,266,297)
   General expenses                                                      (57,857,909)    (41,814,208)
   Insurance taxes, licenses and fees                                     (8,391,751)     (8,828,054)
   Dividends paid to policyholders                                           (58,231)        (62,295)
   Premium paid on business-owned life insurance                         (60,000,000)             --
   Miscellaneous income (loss)                                                    --        (459,517)
   Federal income taxes paid                                             (52,684,050)    (27,399,537)
                                                                       -------------   -------------
         Net cash used in operations                                     (52,587,315)   (119,201,663)
                                                                       -------------   -------------
Cash from investments:
   Proceeds from investments sold, matured or repaid:
      Bonds                                                              978,046,119     600,885,305
      Stocks                                                                 348,343         333,350
      Mortgage loans                                                          88,361          70,293
      Other invested assets                                                4,619,996       8,687,790
                                                                       -------------   -------------
         Total investment proceeds                                       983,102,819     609,976,738
Net tax on capital losses                                                  4,865,950        (142,316)
                                                                       -------------   -------------
         Total                                                           978,236,869     610,119,054
                                                                       -------------   -------------
Cost of investments acquired:
   Bonds                                                                 828,021,075     557,098,103
   Miscellaneous applications                                                     --       3,828,803
                                                                       -------------   -------------
         Total investments acquired                                      828,021,075     560,926,906
                                                                       -------------   -------------
Net (decrease) in policy loans                                            (5,088,706)     (6,440,387)
                                                                       -------------   -------------
         Net cash provided by investments                                155,304,500      55,632,535
                                                                       -------------   -------------
Cash from financing and miscellaneous sources:
   Deposits on deposit-type funds and other liabilities without
      life or disability contingencies                                   145,342,720     248,537,362
   Dividends to stockholder                                              (95,000,000)    (84,000,000)
   Withdrawals on deposit-type funds and other liabilities
      without life or disability contingencies                          (180,461,344)    (19,691,462)
   Other applications                                                    (13,006,373)     (7,645,243)
                                                                       -------------   -------------
         Net cash (used in) provided by financing and
            miscellaneous sources                                       (143,124,997)    137,200,657
                                                                       -------------   -------------
Net change in cash and short-term investments                            (40,407,812)     73,631,529
Cash and short-term investment:
   Beginning of year                                                      94,909,441      21,277,912
                                                                       -------------   -------------
   End of year                                                         $  54,501,629   $  94,909,441
                                                                       =============   =============

    The accompanying notes are an integral part of these statutory financial statements

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

1.   Nature of Business Operations

     Federal Kemper Life Assurance Company (the "Company") issues fixed annuity products and term life and interest-sensitive life insurance products primarily through a network of brokerage general agents and other independent distributors. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation (Kemper), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding (ZGH or Zurich), a Swiss holding company. ZGH is wholly-owned by Zurich Financial Services (ZFS), a Swiss holding company.

2.   Summary of Significant Accounting Polices

     Basis of Presentation

     The accompanying statutory financial statements have been prepared in accordance with the National Association of Insurance Commissioners (NAIC) "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, and in conformity with accounting practices prescribed or permitted by the State of Illinois Department of Insurance, which vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The most significant differences between statutory accounting practices and GAAP include: (a) the acquisition of the Company on January 4, 1996 was accounted for using the purchase method of accounting, which resulted in the recording of goodwill and value of business acquired on a GAAP basis; (b) bonds are generally carried at amortized cost and are not classified as either held-to-maturity securities, trading securities or available-for-sale securities; (c) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to operations as incurred and not deferred; (d) aggregate reserves are based upon statutory mortality and interest requirements and without consideration of withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (e) deferred federal income tax provided for temporary differences between the tax and financial reporting bases of assets is generally limited to those temporary differences which reverse the following year and offset deferred tax liabilities; (f) the Asset Valuation Reserve (AVR) is reported as a liability with changes in this reserve charged or credited directly to unassigned surplus; and (g) realized capital gains/losses resulting from changes in interest rates are deferred and amortized over the life of the bond or mortgages sold.

     The preceding discussion highlights the significant variances between the statutory accounting practices followed by the Company and GAAP. The effect of these differences has not been determined, but is presumed to be material.

     Permitted Accounting Practice

     In anticipation of the acquisition by Zurich, the Company sold, primarily through a bulk sale, approximately $84 million in real estate-related investments during 1995 as part of the Company's strategic effort to reduce its overall exposure to real estate. As a result of these sales, the Company incurred realized capital losses which were required to be transferred to the interest maintenance reserve (IMR). However, as a result of the transfer of these realized capital losses to IMR, IMR became

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     negative. In connection with the sale of the real estate-related investments and the acquisition of the Company's parent, the State of Illinois Department of Insurance permitted the Company to proceed as if the Company had been legally reorganized through a procedure known as a "quasi-reorganization".

     This procedure allows the Company a "fresh start" by resetting the negative unassigned surplus to zero and reducing gross paid-in and contributed surplus by the same amount. Although this treatment does not change the Company's total amount of reported capital and surplus as of December 31, 2001 and 2000, it did favorably impact the 2001 and 2000 net gain from operations and net income. If the Company had not been permitted to reset the IMR to zero as of December 31, 1995, the December 31, 2001 and December 31, 2000 net gain from operations and net income would have been reduced by $825 thousand and $800 thousand, respectively, and capital and surplus for both years would have been increased by like amounts through a credit to the change in non-admitted assets and related items. If the Company had not been able to reset the negative unassigned surplus to zero, additional paid-in capital and unassigned surplus would have been $107.7 million and $110.0 million respectively, at December 31, 2000.

     Use of Estimates in the Preparation of the Financial Statements

     The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

     Accounting Policies

     Certain reclassifications were made in the first quarter of 2001. The real estate valuation allowance of $8.3 million is netted against the respective assets, per Codification. This valuation allowance was previously classified as a liability.

     A.   Investments

          Bonds are carried at values prescribed by the NAIC. Generally bonds are valued at amortized cost under NAIC guidelines. Preferred stocks are carried at cost unless they are below investment grade, then they are carried at market value. Common stocks are carried at fair values promulgated by the NAIC. Short-term investments are carried at cost, which approximates fair value. All derivatives are stated at amortized cost.

          Investment income is recorded when earned. Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, which are not transferred to the interest maintenance reserve (IMR), are credited or charged to income. Unrealized gains and losses are credited or charged to surplus, net of applicable federal income tax.

          Mortgage loans on real estate are stated at the aggregate unpaid principal balances, net of write-downs and net of any valuation allowances. Real estate-related investments included in other invested assets, net of any applicable write-downs, include notes receivable, which are stated at the unpaid balance net of a valuation allowance. Other invested assets also consist of venture capital and real estate joint venture partnerships, which are carried at cost, plus equity in undistributed

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          earnings or losses for participants, net of a valuation allowance, surplus notes and a leveraged lease on an aircraft.

          Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss. Reflecting the Company's current strategy with respect to its real estate portfolio, and the intended disposition thereof, real estate-related investments are valued using an estimate of each investment's observable market price, net of estimated costs to sell.

          Policy loans are carried at the aggregate of the unpaid balance, which are not in excess of cash surrender values of the related policies.

          Mortgage-backed/asset-backed securities are stated at amortized cost using the modified scientific method including anticipated prepayments at the date of purchase. Such amortization is included in investment income. Significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. When such a difference occurs, the net investment in the bond is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the bond, with a corresponding increase or decrease to interest income. Prepayment assumptions for loan-backed bonds and structured securities were obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

          For its securitized financial assets, the Company recognizes an impairment loss if the fair value of the security is below book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. The Company recorded write-downs totaling $5.0 million in 2001 related to their securitized financial assets.

          Upon default or indication of potential default by an issuer of fixed maturity securities, other than securitized financial assets, the issue(s) of such issuer would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue is regularly reviewed and additional write-downs may be taken in light of later developments. Write-downs are included as part of net realized capital gains (losses). At December 31, 2001 and 2000, the Company recorded write-downs, on other than securitized financial assets of $2.9 million and $3.8 million, respectively.

     B.   Loan-Backed Securities

          The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective adjustment method to securities purchased prior to that date.

          Prepayment assumptions for single class and multi-class mortgage-backed/asset-backed securities were obtained from broker-dealer survey values or internal estimates.

Federal Kemper Life Assurance Company

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          For agency mortgage-backed securities, (Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA), and the Federal Home Loan Mortgage Corporation (FHLMC)), the primary pricing source used is the Merrill Lynch Securities Pricing Service. For commercial mortgage-backed and asset-backed securities, the primary pricing source used is Interactive Data. Additionally, each of these sources are supplemented by broker pricing where coverage is unavailable or where pricing is deemed to be unreliable.

     C.   Other Assets

          The Company purchased a $60 million group variable life insurance policy covering all current employees as of February 14, 2001 from Kemper Investors Life Insurance Company (KILICO), an affiliate. The transaction, as business-owned life insurance, will permit the Company to indirectly fund certain of its employee benefit obligations. The asset is included in other assets at the cash value. The net amount of premium paid, benefit payments received and changes in cash surrender value are recorded as other income in the Summary of Operations.

     D.   Investment Income

          All investment income due and accrued amounts that are over 90 days past due, with the exception of mortgage loans in default are excluded from surplus. The total amount excluded from surplus in 2001 was $528,317.

     E.   Premiums Deferred and Uncollected

          Premiums deferred and uncollected represent modal premiums due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined. During 2000, the Company changed the reserving method for traditional life policies to a mid terminal-reserving basis versus the "old" method of mean reserving. This change in methods eliminated deferred premiums and significantly impacted premiums and change in reserves during 2000. The change coincided with the implementation of the PolySystems valuation system during 2000.

     F.   Aggregate Reserves for Life Policies and Contracts

          Liabilities for life policy reserves and interest-sensitive life insurance contracts are based on statutory mortality and interest requirements without consideration of withdrawals. Liabilities for the majority of these contracts are calculated based on the 1980 Commissioner's Standard Ordinary (CSO) table assuming interest rates ranging from 4.0 percent to 6.0 percent. Liabilities for policy reserves on annuity contracts are calculated based on the Commissioner's Annuity Reserve Valuation Method (CARVM). Interest crediting rates guaranteed under the contracts' accumulation periods range from 4.5 percent to 7.8 percent. Guarantee periods range from one to five years with minimum interest rate guarantees ranging from
          3.0 percent to 4.5 percent. For contracts which have annuitized, interest rates that are used in the determination of the present value of future payments range from 3.5 percent to 11.3 percent.

Federal Kemper Life Assurance Company

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          Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts
          (GICs). The contracts qualify as insurance under state laws and were issued as nonsurrenderable immediate annuities to trusts established by a securities firm.

          The securities firm sold interests in these trusts to institutional investors, primarily foreign investors for funding pension plans. Funding agreements have either fixed or variable rates of interest, are obligations of the Company's general account, are classified as annuities for statutory purposes and are recorded as deposit-type funds.

     G.   Asset Valuation Reserve and Interest Maintenance Reserve

          The asset valuation reserve (AVR) provides for a standardized statutory investment valuation reserve for losses from investments in bonds, preferred stocks, short-term investments, mortgage loans, common stocks and other invested assets, with related increases or decreases in the AVR recorded directly to surplus. For GAAP purposes, a writedown for other than temporary declines in value, is recognized as a realized loss on an individual asset basis.

          The interest maintenance reserve (IMR) defers certain interest-related gains and losses (net of tax) on fixed income securities, primarily bonds and mortgage loans, which are then amortized into income over the remaining lives of the investments sold. Net deferred IMR gains are treated as a liability while net deferred IMR losses are generally treated as a nonadmitted asset with a corresponding charge directly to unassigned surplus. For GAAP purposes, there is no such reserve.

     H.   Federal Income Taxes

          The Company files a separate federal income tax return.

          During 2000, the provision for income taxes was based on income which was currently taxable. Under GAAP, deferred federal income taxes would be provided for temporary differences between the tax basis and financial statement basis of assets and liabilities. During 2001, the reporting of federal and foreign income taxes under Codification is similar to the reporting requirements under GAAP except for the following differences: (a) under Codification, the calculation of state income taxes incurred is limited to taxes due on the current year's taxable income and any adjustments due to changes in prior year returns. Therefore, deferred state income taxes are not recorded, (b) the estimate of the current state income tax expense is not a component of income taxes incurred. Instead, current state income tax is reported as a component of insurance taxes, licenses and fees and is an element of pre-tax book income, (c) under GAAP, Statement of Financial Accounting Standards (SFAS) 109 contains a requirement to reduce the amount of deferred tax assets (DTAs) by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. No such provision is required by Codification. Instead, Codification requires that the gross DTA be subject to an admissibility test. The admissibility test has three parts. The first two parts attempt to determine the portion of the gross DTA that can be reduced to cash or result in a reduction of future cash taxes. The third part the test permits admission of gross DTAs to the extent of gross deferred tax liabilities (DTLs), and (d) under Codification, any changes in DTAs and DTLs are to be recognized as a separate component of the change in unassigned surplus. Therefore, changes in the DTAs and DTLs will not be included in current year income. This differs from

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          GAAP which reports the change in deferred income taxes as a component of the total tax provision rather than as a direct adjustment to unassigned surplus.

     I.   Policyholder's Dividends

          Dividends to policyholders are determined annually and are payable only upon declaration by the Board of Directors. An estimated provision has been made for dividends expected to be paid in the following calendar year.

     J.   Reinsurance

          In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure. The Company cedes 90 percent of all new term life insurance premiums to unaffiliated reinsurers.

          In the fourth quarter of 2000, the yearly renewable term reinsurance agreement between the Company and KILICO was terminated. Premiums and reserves were both increased by $23.9 million in 2000 related to this recapture.

          In the fourth quarter of 2000, the Company ceded to KILICO $100 million in premium deposits related to a Funding Agreement. Effective October 1, 2000, the Company ceded pre-1997 term and CVT series universal life policies to a select group of reinsurers on a yearly renewable term basis so that the Company's net retention would approximate 10% of the net amount at risk on such policies similar to the net retention on newly issued policies.

          Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liability and obligations to policyholders.

     K.   Income and Expenses

          Life and interest-sensitive life insurance contract premiums are recognized as income when due, while annuity contract premiums are recognized as income when received. Deposits on deposit-type contracts are entered directly as a liability when received. Expenses incurred in connection with acquiring new insurance business, including acquisition costs such as sales commission, are charged to operations as incurred.

     L.   Nonadmitted Assets

          Certain assets designated as "nonadmitted assets" have been excluded from the statements of admitted assets, liabilities and capital stock and surplus through a direct charge against unassigned surplus.

     M.   Cash Flow Information

          The Company defines cash as cash in banks and money market accounts and considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments.

     N.   Reclassification

          Certain 2000 amounts have been reclassified to conform to the current year presentation.

Federal Kemper Life Assurance Company

Notes to Statutory Financial Statements
--------------------------------------------------------------------------------

3.   Investments

     Bonds and Other Debt Securities

     The amortized cost and estimated fair value of bonds at December 31, 2001 and 2000 were as follows (in thousands):

                                                                           2001
                                                     -------------------------------------------------
                                                                     Gross        Gross      Estimated
                                                     Amortized    Unrealized   Unrealized      Fair
                                                        Cost         Gains       Losses        Value
                                                     ----------   ----------   ----------   ----------
     U.S. Government securities                      $   23,167     $   148     $   (138)   $   23,177
     Debt securities issued by foreign governments        2,490          31           --         2,521
     Corporate and other securities                   1,192,231      31,812      (12,258)    1,211,785
     Mortgage and asset-backed securities               507,712      17,914       (3,061)      522,565
                                                     ----------     -------     --------    ----------
        Total bonds                                  $1,725,600     $49,905     $(15,457)   $1,760,048
                                                     ==========     =======     ========    ==========

                                                                           2002
                                                     -------------------------------------------------
                                                                     Gross        Gross      Estimated
                                                     Amortized    Unrealized   Unrealized      Fair
                                                        Cost         Gains       Losses        Value
                                                     ----------   ----------   ----------   ----------
     U.S. Government securities                      $   10,473     $   118     $     (5)   $   10,586
     Debt securities issued by foreign governments       13,538         495          (78)       13,955
     Corporate and other securities                   1,239,650      11,149      (27,185)    1,223,614
     Mortgage and asset-backed securities               607,725      16,367       (3,228)      620,864
                                                     ----------     -------     --------    ----------
        Total bonds                                  $1,871,386     $28,129     $(30,496)   $1,869,019
                                                     ==========     =======     ========    ==========

Federal Kemper Life Assurance Company

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     The amortized cost and estimated fair value of bonds at December 31, 2001, by contractual maturity, are presented in the following table (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed and asset-backed securities may be substantially shorter than their contractual maturity because they may require monthly principal installments and such loans may prepay principal.

                                                                            Estimated
                                                              Amortized       Fair
                                                                 Cost         Value
                                                              ----------   ----------
     Due in one year or less                                  $   25,712   $   26,393
     Due after one year through five years                       630,868      649,258
     Due after five years through ten years                      431,326      435,082
     Due after ten years                                         129,982      126,750
     Securities not due at a single maturity date -
        primarily mortgage and asset-backed securities/(1)/      507,712      522,565
                                                              ----------   ----------
                                                              $1,725,600   $1,760,048
                                                              ==========   ==========

----------

     /(1)/ Weighted average maturity of approximately 5.1 years.

     Proceeds from sales of investments in bonds during 2001 and 2000 were $817.3 million and $489.7 million, respectively. Gross gains of $22.8 million and $4.3 million and gross losses of $9.3 million and $8.7 million were realized on those sales during 2001 and 2000, respectively.

     Approximately 15.1 percent of the Company's investment-grade fixed maturities at December 31, 2001 were mortgaged-backed securities, down from
     18.0 percent at December 31, 2000. These securities consist primarily of marketable mortgage pass-through securities issued by the GNMA, FNMA, or the FHLMC and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality.

     Approximately 15.6 percent and 15.8 percent of the Company's investment-grade fixed maturities at December 31, 2001 and 2000, respectively, consisted of corporate asset-backed securities. The majority of the Company's investments in corporate asset-backed securities were backed by commercial mortgage-backed securities (38.5%), collateralized bond and loan obligations (25.0%), home equity loans (15.6%), manufactured housing loans (11.0%) and other commercial assets (5.0%).

     Bonds with amortized values of $3.4 million were on deposit with governmental authorities as required by law at December 31, 2001.

Federal Kemper Life Assurance Company

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     Equity Securities

     The fair value of preferred stock was $42.2 million and $39.9 million at December 31, 2001 and 2000, respectively.

     Real Estate-Related Investments

     The following table summarizes the Company's real estate-related investments at December 31, 2001 and 2000 (in thousands):

                                                                            2001      2000
                                                                          -------   --------
     Mortgage loans                                                       $38,361   $ 33,626
     Real estate-related investments included in other invested assets:
        Real estate loans and notes receivable                              8,517      8,528
        Real estate joint ventures and partnerships                           879      1,002
     Real estate valuation reserve                                         (8,284)   (11,851)
                                                                          -------   --------
           Totals/(1)/                                                    $39,473   $ 31,305
                                                                          =======   ========

     ----------
     /(1)/ Excludes $1.3 million and $0.3 million of real estate-related accrued interest at December 31, 2001 and 2000, respectively.

     At December 31, 2001 and 2000, total impaired loans were as follows (in millions):

                                                2001    2000
                                               -----   ------
     Impaired loans without reserves - gross   $ 0.1   $  9.7
     Impaired loans with reserves - gross        8.6     14.6
                                               -----   ------
        Total gross impaired loans               8.7     24.3
     Reserves related to impaired loans         (8.3)   (11.8)
                                               -----   ------
        Net impaired loans                     $ 0.4   $ 12.5
                                               =====   ======

     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $17.0 million and $24.4 million in impaired loans for 2001 and 2000, respectively.

     At December 31, 2001 and 2000, loans on nonaccrual status amounted to $10.6 million and $26.1 million, respectively, before reserves and write-downs, and $0.4 million and $12.5 million, after reserves and write-downs at December 31, 2001 and 2000, respectively. The Company's nonaccrual loans are included in impaired loans.

Federal Kemper Life Assurance Company

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     Net Investment Income

     The sources of net investment income for the years ended December 31, 2001 and 2000, were as follows (in thousands):

                                                 2001       2000
                                               --------   --------
     Interest on fixed maturities              $128,830   $137,338
     Dividends on equity securities               2,708      2,705
     Income from short-term investments           1,701      2,540
     Income from mortgage loans                   6,695      1,423
     Income from policy loans                     4,270      4,997
     Income from other loans and investments        638        966
                                               --------   --------
        Total investment income                 144,842    149,969
     Investment expense                          (6,580)    (6,602)
                                               --------   --------
        Net investment income                  $138,262   $143,367
                                               ========   ========

     Realized Capital Gain (Loss)

     Realized capital gain (loss) for the years ended December 31, 2001 and 2000, was as follows (in thousands):

                                                                       2001       2000
                                                                     --------   -------
      Real estate-related                                            $     --   $ 3,291
      Fixed maturities                                                  5,518    (8,306)
      Equity securities                                                   350       333
      Other                                                                29     3,611
                                                                     --------   -------
         Net realized capital gains (losses) before federal income
            tax expense (benefit)                                       5,897    (1,071)
      Federal income tax expense (benefit)                              4,866      (142)
                                                                     --------   -------
         Net realized capital gains (losses) after taxes                1,031      (929)
      Net (gain) loss transferred (to) from the IMR                   (11,319)    2,724
                                                                     --------   -------
         Total realized capital (losses) gains                       $(10,288)  $ 1,795
                                                                     ========   =======

Federal Kemper Life Assurance Company

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4.   Concentration of Credit Risk

     The Company generally strives to maintain a diversified investment asset portfolio, however, certain concentrations of credit risk exist in mortgage-backed and asset-back securities and in real estate.

     The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 2001 was as follows: California (52.6%), Illinois (14.2%), Washington (9.8%) and Colorado (5.4%). The property type distribution of a majority of the real estate portfolio as of December 31, 2001 was as follows: land (43.7%), hotels (32.6%), and office (14.2%).

     To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third party financing can require credit-enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

     A portion of the Company's real estate loans are on properties or projects where the Company, Kemper or their affiliates have taken ownership positions in joint ventures with a small number of partners.

     At December 31, 2001, loans to a master limited partnership (MLP) between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company, a former affiliate, constituted approximately $19.9 million, or
     61.7 percent of the Company's real estate portfolio at December 31, 2001. The MLP's underlying investment primarily consists of a water development project located in California's Sacramento River Valley. Although the SWRC has approved the water right permit, additional permits must be obtained before development on this project can proceed. These additional permits are expected to be received during 2002. The final resolution of this permit process will impact the long-term economic viability of the project. In 1999, the Company placed these loans on nonaccrual status to ensure that the book value of the MLP did not increase over the net realizable value. In 2001, these loans were returned to accrual status.

     At December 31, 2001, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates, a third party real estate developer, have ownership interests constituted approximately $12.9 million or 32.6% percent of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties, one office building and one retail property. These loans are on accrual status.

5.   Fair Value of Financial Instruments

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Fair value estimates for financial instruments not carried at fair value are generally

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     determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

     Bonds

     Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, Zurich Scudder Investments, Inc., (ZSI).

     Equity Securities

     Fair values were based upon quoted market prices.

     Cash and Short-Term Investments

     The carrying amounts for these instruments approximate fair values.

     Mortgage Loans and Other Real Estate-Related Investments

     Fair values were estimated based upon the investments' observable market prices, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market. Mortgage loans and other real estate-related investments are stated at their aggregate unpaid balances, less a valuation allowance of $8.3 million and $11.9 million in 2001 and 2000, respectively. The real estate portfolio is monitored closely and reserves are adjusted to reflect market conditions. This results in a carrying value that approximates fair value at December 31, 2001 and 2000.

     Policy Loans and Other Invested Assets

     The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued. The carrying value of policy loans approximates the fair value as the Company adjusts the rates to remain competitive. The fair values for other invested assets were primarily based upon quoted market prices.

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     Life Policy Benefits

     For deposit liabilities with defined maturities, the fair value was based on the discounted value of future cash flows. The discount rate was based on the rate that would be offered for similar deposits at the reporting date. For all other deposit liabilities, primarily deferred annuities and universal life contracts, the fair value was based on the amount payable on demand at the reporting date. In 2000, fair value compared to the statutory value was an approximation, whereas for 2001, fair value has been set equal to that of GAAP.

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2000 were as follows (in thousands):

                                                            2001                     2000
                                                 -----------------------   -----------------------
                                                  Carrying       Fair       Carrying       Fair
                                                    Value        Value       Value        Value
                                                 ----------   ----------   ----------   ----------
     Financial instruments recorded as assets:
        Bonds                                    $1,725,600   $1,760,048   $1,871,386   $1,869,019
        Equity securities (excluding real
           estate-related investments)               38,066       42,218       38,066       39,947
        Cash and short-term investments              54,502       54,502       94,909       94,909
        Mortgage loans and other real
           estate-related investments                39,473       39,473       31,305       31,305
        Policy loans                                 83,376       83,376       88,465       88,465
        Other invested assets (excluding
           real estate-related investments)          16,526       16,454       16,524       13,719

     Financial instruments recorded as
        liabilities - aggregate reserves
        for policies and contracts and
        supplementary contracts
        excluding term and ordinary
        life reserves                             1,758,397    1,843,629    1,826,379    1,811,704

Federal Kemper Life Assurance Company

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6.   Income Taxes

     The components of the net deferred tax asset (liability) recognized in the Company's statement of admitted assets, liabilities and capital stock and surplus are as follows:

                                                    December 31,     January 1,
                                                        2001           2001
                                                    ------------   ------------
     Total of all deferred tax assets (DTAs)        $ 75,870,977   $ 62,851,896
     Total of all deferred tax liabilities (DTLs)    (18,027,198)   (19,897,395)
                                                    ------------   ------------
        Net deferred tax asset                        57,843,779     42,954,501
     Deferred tax assets nonadmitted                  48,137,316     32,331,484
                                                    ------------   ------------
        Net admitted deferred tax asset             $  9,706,463   $ 10,623,017
                                                    ============   ============
     Increase in nonadmitted deferred tax asset     $ 15,805,832
                                                    ============

     Deferred tax liabilities are not recognized for the following amounts:

     As of December 31, 2001, the Company had a balance of $10,639,555 in its Policyholders Surplus Account under the provisions of the Internal Revenue Code. The amount could become taxable to the extent that future shareholder dividends are paid from this account.

     The Company's income tax expense and change in deferred tax asset and liabilities differ from the amount obtained by applying the federally statutory rate of 35% to net income before taxes. The significant items causing this difference are: change in cash surrender value of life insurance, adjustment for the settlement of audits by taxing authorities, nondeductible expenses, adjustment for prior year provision to return differences, and the amortization of the interest maintenance reserve.

     The components of incurred tax expense and the change in DTAs and DTLs are as follows:

                                                                2001         2000
                                                            -----------   -----------
     Current income tax expense (benefit) - operations      $32,195,100   $55,080,533
     Current income tax expense (benefit) - capital gains     4,865,950      (142,316)
                                                            -----------   -----------
     Current income tax incurred                            $37,061,050   $54,938,217
                                                            ===========   ===========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The changes in the main components of DTAs and DTLs are as follows:

                                December 31,    January 1,
                                    2001           2000          Change
                                ------------   ------------   ------------
DTAs:
   Life insurance reserves      $  9,827,410   $  6,968,577   $  2,858,833
   Deferred acquisition costs     43,757,681     41,925,073      1,832,608
   Nonadmitted assets              7,456,630      2,953,137      4,503,493
   Accrued expenses                3,041,553      3,217,495       (175,942)
   Unrealized capital losses       3,659,395      1,142,859      2,516,536
   Real estate reserves            2,899,290      4,147,716     (1,248,426)
   Bond write-downs                4,112,706      1,344,000      2,768,706
   Other                           1,116,312      1,153,039        (36,727)
                                ------------   ------------   ------------
      Total DTAs                  75,870,977     62,851,896     13,019,081
Nonadmitted DTAs                 (48,137,316)   (32,331,484)   (15,805,832)
                                ------------   ------------   ------------
      Admitted DTAs             $ 27,733,661   $ 30,520,412   $ (2,786,751)
                                ============   ============   ============

                                           December 31,    January 1,
                                               2001           2000          Change
                                           ------------   ------------   -----------
DTLs:
   Market discount on bonds                $ (1,759,851)  $   (953,919)  $ (805,932)
   Depreciation/amortization                 (9,926,519)   (10,934,440)   1,007,921
   Deferred and uncollected premiums         (3,430,634)    (5,092,763)   1,662,129
   Loading/cost of collection                (1,156,334)    (1,335,119)     178,785
   Accrued interest on funding agreement       (610,974)      (155,563)    (455,411)
   Other                                     (1,142,886)    (1,425,591)     282,705
                                           ------------   ------------   ----------
      Total DTLs                           $(18,027,198)  $(19,897,395)  $1,870,197
                                           ============   ============   ==========
      Net admitted deferred tax asset      $  9,706,463   $ 10,623,017   $ (916,554)
                                           ============   ============   ==========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     The change in net deferred income taxes is composed of the following (this analysis is exclusive of nonadmitted assets as the change in nonadmitted assets is reported separately from the change in net deferred income taxes in the surplus section of the Annual Statement):

                                             December 31,    January 1,
                                                 2001           2001          Change
                                             ------------   ------------   -----------
     Total DTAs                              $ 75,870,977   $ 62,851,896   $13,019,081
     Total DTLs                               (18,027,198)   (19,897,395)    1,870,197
                                             ------------   ------------   -----------
        Net deferred tax asset (liability)   $ 57,843,779   $ 42,954,501    14,889,278
                                             ============   ============
     Tax effect of unrealized (losses)                                      (2,516,536)
                                                                           -----------
                                                                           $12,372,742
                                                                           ===========

     The change in nonadmitted deferred taxes and the tax effect of unrealized gains/losses have been reflected in the Statutory Statements of Capital Stock and Surplus within the change in deferred taxes.

     As of December 31, 2001, the Company did not have any operating loss carryforwards.

     The following are income taxes incurred in the current and prior year that will be available for recoupment in the event of future net losses:

     2001                         $36,776,850
     2000                          53,317,565

     The Company files a separate federal income tax return.

7.   Information Concerning Parent, Subsidiaries and Affiliates

     All of the outstanding shares of the Company are owned by Kemper. Kemper also owns 100 percent of the issued and outstanding common stock of KILICO and Zurich Life Insurance Company of America (ZLICA).

     During 2001, the Company paid cash dividends to Kemper according to the following schedule:

      Month                         Amount
     --------                     -----------
     March                        $12,000,000
     June                          23,000,000
     December                      60,000,000
                                  -----------
        Total                     $95,000,000
                                  ===========

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     KILICO, ZLICA, and Zurich Kemper Life Insurance Company of New York (ZKLICONY), a subsidiary of KILICO, utilize the management, employees, and home office space of the Company. Expenses are allocated to KILICO, ZLICA and ZKLICONY based upon their actual utilization of the Company's employees and facilities.

     The Company has a service agreement with ZSI, a subsidiary of ZFS, which provides investment services, including purchases or sales of securities, under the supervision of the Investment Committee of the Company. The Company was charged for investment management fees from ZSI, of $0.9 million and $1.0 million during 2001 and 2000, respectively. The Company also paid the Kemper real estate subsidiaries $105.4 thousand and $139.0 thousand in 2001 and 2000, respectively, related to the management of the Company's real estate portfolio.

     On September 24, 2001, ZFS announced that it would sell 100% of its ownership in ZSI to Deutsche Bank in a transaction valued at $2.5 billion. The sale was completed on April 5, 2002. This transaction does not include ZSI's United Kingdom operations, Threadneedle Investments.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 2001 and 2000, joint venture mortgage loans totaled approximately $25.5 million and $17.6 million, respectively. During 2001 and 2000, the Company earned interest income on these joint venture loans of $0.3 million and $0.4 million, respectively.

     The Company also holds an investment in an affiliated mortgage loan from Zurich Towers I, valued at $5.6 million as of December 31, 2001 and 2000.

     The Company has no guarantees or undertakings for the benefit of an affiliate that would result in a material contingent exposure.

     The Company shares its employees and certain operations with KILICO and ZLICA. The Company allocates expenses for the utilization of its employees and certain facilities to KILICO and ZLICA based upon their share of administrative, legal, marketing, operation and support services. Expenses allocated to KILICO and ZLICA during 2001 and 2000 amounted to $36.5 million and $32.6 million, respectively.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     At December 31, 2001 and 2000, the Company reported the following amounts due from or (to) related parties:

                                                        2001          2000
                                                     ----------   -----------
     KILICO                                          $2,127,927   $34,725,176
     Investors Brokerage Services                           659       145,996
     Investors Brokerage Services Insurance Agency           --             8
     Zurich Direct, Inc. (ZD)                           393,387     9,443,530
     PMG Group                                         (131,102)           --
     ZKLICONY                                          (157,559)          866
     Zurich Direct of Texas                             614,112            --
     ZLICA                                              985,090     3,657,530
     ZSI                                               (468,742)     (724,150)
     Kemper Corporation                               1,176,323       259,015
     Zurich American Insurance Company                 (216,072)   (2,678,691)
     Zurich Kemper Stephens                               6,769         6,769
     Zurich International Solutions                      20,244            --
     ZFS                                                 41,626       (56,550)
     Other                                              783,380          (193)
     Nonadmitted affiliated balances                   (393,386)   (9,443,530)
                                                     ----------   -----------
        Due from related parties                     $4,782,656   $35,335,776
                                                     ==========   ===========

     Related party receivables and payables are settled each month.

     Certain affiliate-issued bonds (ZSLM Trust 2000 Secured Notes 144A, 6.62%, due 12/20/07) were sold on October 31, 2001 at par plus accrued interest. The Company sold $60,000,000 of such bonds to various Farmers insurance companies (Farmers), all of which are affiliated companies.

     The Company is allocated costs from Farmers for mainframe data processing services.

     The Company has a formal management services agreement with Fidelity Life Association (FLA) which charges FLA based upon certain fixed and variable charges. This agreement was amended in 2000. Expenses charged to FLA during 2001 and 2000, under the terms of the agreement, amounted to $13.0 million and $18.6 million, respectively.

     FLA is a mutual company, owned by it's policyholders, and is not a member of the Zurich Holding Company System.

     At December 31, 2001 and 2000, the Company reported amounts receivable (payable) to FLA of $(1,137,660) and $2,295,607 respectively.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

8.   Life Reserves

     A.   Life Contract and Deposit-Type Contracts

          The Company waives deduction of deferred fractional premiums upon death of the insured and returns the portion of the final premium paid beyond the policy month of death. Surrender values are not promised in excess of the legally computed reserves. Substandard reserves are principally computed on the basis of the tabular interest and multiples of the tabular mortality. As of December 31, 2001, the Company had $11,502,168,274 of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Illinois. Reserves to cover the above insurance totaled $80,851,732.

          Extra premiums are charged for policies issued on substandard lives according to underwriting classifications. Final reserves are determined by computing the mid-terminal reserve for the plan and holding in addition one half of the net valuation premium for the modal period.

          Tabular interest, tabular less actual reserve released and tabular cost have been determined by formulas used in accordance with the NAIC Annual Statement Instructions. Tabular interest on deposit funds not involving life contingencies is determined as a balance item where interest is included in other items at appropriate rates and adjustments due to changes in valuation basis or other increases have been reflected.

     B. Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics

                                                                           % of
                                                             Amount        Total
                                                         --------------   ------
     Subject to discretionary withdrawal:
        With market value adjustment                     $           --     0.00%
        At book value less current surrender charge of
           5% or more                                       229,224,368    17.48
                                                         --------------   ------
              Total with adjustment or at market value      229,224,368    17.48
        At book value without adjustment (minimal or
           no charge or adjustment)                         265,113,159    20.22
     Not subject to discretionary withdrawal                816,644,202    62.30
                                                         --------------   ------
              Total (gross)                               1,310,981,729   100.00%
                                                                          ======
     Reinsurance ceded                                       98,629,247
                                                         --------------
              Total (net)                                 1,212,352,482
                                                         --------------

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     * Reconciliation of total annuity actuarial reserves and deposit fund liabilities:

     Life and Accident and Health Annual Statement:

     Annuities, Total (net)                            $  438,944,073
     Supplemental contracts with life contingencies,
        Total (net)                                        34,973,172
     Deposit-type contracts, Total (net)                  738,435,237
                                                       --------------
     Total                                             $1,212,352,482
                                                       ==============

     C.   Premium and Annuity Considerations Deferred and Uncollected

                                            Net of
                               Gross        Loading
                             ----------   -----------
     Ordinary new business   $  254,290   $    93,499
     Ordinary renewal         9,547,522    13,012,123
                             ----------   -----------
        Total                $9,801,812   $13,105,622
                             ==========   ===========

9.   Reinsurance

     At December 31, 2001 and 2000, the deductions for reinsurance ceded to affiliated and unaffiliated insurance companies were as follows (in millions):

                                                           2001     2000
                                                          ------   ------
     Reserves ceded to affiliated insurance companies     $ 98.6   $100.8
     Reserves ceded to unaffiliated insurance companies    304.6    214.6
                                                          ------   ------
        Total reserves ceded                              $403.2   $315.4
                                                          ======   ======
     Premiums ceded to affiliated insurance companies     $   --   $ 91.4
     Premiums ceded to unaffiliated insurance companies    196.4    202.6
                                                          ------   ------
        Total premiums ceded                              $196.4   $294.0
                                                          ======   ======
     Benefits ceded to affiliated insurance companies     $   .3   $  6.4
     Benefits ceded to unaffiliated insurance companies    144.0     98.4
                                                          ------   ------
        Total benefits ceded                              $144.3   $104.8
                                                          ======   ======

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Such amounts related to life insurance in force at December 31, 2001 and 2000 were as follows (in billions):

                                                  2001     2000
                                                 ------   ------
     Direct and assumed                          $124.3   $114.9
                                                 ------   ------
     Ceded to unaffiliated insurance companies   $106.5   $ 98.2
                                                 ------   ------

10.  Capital Stock and Surplus

     The Company has 500,000 shares of common stock, $20 par value, authorized, and 136,351 shares issued and outstanding, all owned by Kemper.

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted if such dividend, together with other distributions during the twelve preceeding months would exceed the greater of ten percent of statutory surplus as regards policyholders as of the preceding December 31, or statutory net income for the preceding calendar year. If the limitation is exceeded, then such proposed dividend must be reported to the Director of Insurance at least 30 days prior to the proposed payment date and may be paid only if not disapproved. Illinois insurance laws also permit payment of dividends only out of earned surplus, exclusive of most unrealized capital gains. The maximum amount of dividends which can be paid by the Company without prior approval in 2002 is $29.4 million.

     Unassigned funds (surplus) represented or (reduced) in aggregate by each item below is as follows:

     Unrealized (losses)                              $(10,979,865)
     Nonadmitted asset values                          (21,183,776)
     Asset valuation reserve                           (11,251,441)

     The Company has no surplus debentures. The Company also has no restrictions on surplus or any stock held by the Company for any special purposes.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

11. Retirement Plans, Deferred Compensation, Postemployment Benefits and Compensated Absences and Other Postretirement Benefit Plans

     Defined Benefit Plan

     The Company sponsors a postretirement benefit plan covering all employees. The Company allocates a portion of plan expenses and obligations to KILICO, ZLICA and ZD. The Company does not have a defined benefit pension plan.

     The Company's portion of assets, obligations and assumptions of the Postretirement benefit plan are as follows at December 31, 2001 and 2000:

                                                                  Other Benefits
                                                             -----------------------
                                                                2001         2000
                                                             -----------   ---------
     Change in benefit obligation:
        Benefit obligation at beginning of year              $   775,258   $ 830,134
        Service cost                                              37,281      16,840
        Interest cost                                             72,775      64,577
        Actuarial gain                                           276,592      41,339
        Benefits paid                                            (53,971)    (54,946)
        Plan amendments                                               --    (122,686)
                                                             -----------   ---------
        Benefit obligation at end of year                    $ 1,107,935   $ 775,258
                                                             ===========   =========
     Funded status at December 31                            $(1,107,935)  $(775,258)
     Unrecognized prior service cost                            (114,172)   (122,686)
     Unrecognized net actuarial gain                             344,808      82,426
     Remaining net obligation or net asset at initial
        date of application                                       32,703      65,405
                                                             -----------   ---------
     Accrued benefit liability                               $  (844,596)  $(750,113)
                                                             ===========   =========
     Components of net periodic benefit cost:
        Service cost                                         $    37,281   $  16,840
        Interest cost                                             72,775      64,577
        Amortization of unrecognized transition obligation        32,702      32,702
        Amortization of unrecognized net gain                     14,209          --
        Amortization of prior service cost                        (8,514)         --
                                                             -----------   ---------
           Total net periodic benefit cost                   $   148,453   $ 114,119
                                                             ===========   =========

     The Company has multiple non-pension postretirement benefit plans. The health care plans are contributory, with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions, decreasing the Company's share of such expenses.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                1 Percentage     1 Percentage
                                                               Point Increase   Point Decrease
                                                               --------------   --------------
     Effect on total of service and interest cost components      $ 14,610        $ (14,478)
     Effect on postretirement benefit obligation                   136,865         (136,557)

     Defined Contribution Plan

     The Company's employees are covered by a qualified defined contribution plan sponsored by the Company.

                                                                      2001       2000
                                                                    --------   --------
     401(k) plan company match                                      $423,667   $235,679
                                                                    --------   --------
     Other contributions to qualified defined contribution plans:
        Money purchase plan                                          471,331    449,443
        Profit sharing plan                                          449,690    413,257
                                                                    --------   --------
           Total                                                    $921,021   $862,700
                                                                    ========   ========

     Multiemployer Plans

     Effective January 1, 2001, the Company's 401k Plan (the "Plan") began being administered by Zurich North America, an affiliate. As part of this move, certain changes were made to the Plan. All employees became 100% vested and the amount that an employee can contribute that will be matched by the Company increased from 5% to 6%.

12.  Information about Financial Instruments with Off-Balance Sheet Risk

     The Company holds one interest rate swap with a notional value of $160 million at both December 31, 2001 and 2000.

     The Company uses interest rate swaps to alter interest rate exposures arising from mismatches between assets and liabilities. Under the interest rate swaps, the Company agreed with another party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. No cash was exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is made by one counter-party at each due date.

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     Exposure exists to credit-related losses in the event of nonperformance by the counter-party to the financial instruments, but the Company does not expect the counter-party to fail to meet its obligations given its high credit rating. The credit exposure of the interest rate swaps are represented by the fair value (market value) of the contracts. At December 31, 2001 and 2000, open swap agreements with notional values of $160.0 million, with expiration dates ranging from November 2004 through December 2007, had market values of $(7,759,238) and $(569,135), respectively.

     The current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit monitoring techniques. One hundred percent of the net credit exposure for the Company from derivative contracts is with an investment-grade counter-party.

13.  Leases

     The Company leases office equipment under various noncancelable operating lease agreements that expire through December 2004. Rental expense for 2001 and 2000 was approximately $2.8 million and $2.2 million, respectively.

     At December 31, 2001, the future minimum aggregate rental commitments are as follows (in thousands):

     Year Ending December 31              Operating
     -----------------------               Leases
               2002                       ---------
               2003                        $1,028
               2004                           800
                                              301

14.  Contingencies

     The Company is unaware of any contingent liability, which may materially affect its financial position or results of operation.

     The Company has not committed reserves to cover any contingent liabilities except as noted in the financial statements.

     There are no pending legal proceedings, which are beyond the ordinary course of business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company. The Company does not act as an intermediary/broker in over the counter derivative instrument transactions.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2001 and prior. The Company's financial statements

Federal Kemper Life Assurance Company

--------------------------------------------------------------------------------

     include provisions for all known assessments that are expected to be levied against the Company as well as for an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

15.  Codification

     Disclosure for Insurers Upon Initial Implementation of Codification

     The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Illinois. Effective January 1, 2001, the State of Illinois required insurance companies domiciled in the State of Illinois prepare their statutory basis financial statements in accordance with the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001, subject to any deviations prescribed or permitted by the State of Illinois insurance commissioner.

     Accounting changes adopted to conform to the provisions of the NAIC "Accounting Practices and Procedures Manual" - Version Effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principle had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus by $9,891,734 as of January 1, 2001. This initial adjustment consisted of the following items:

     Cost of collection minus loading      $ 5,555,648
     Negative loading on net due premium    (4,920,101)
     Investment write-downs                 (1,174,899)
     Net deferred tax asset                 10,623,016
     Claim adjustment expenses                (191,930)
                                           -----------
        Total                              $ 9,891,734
                                           ===========

APPENDIX A


STATE PREMIUM TAX CHART

                                                       Rate of Tax
                                               ---------------------------
                                               Qualified     Non-Qualified
State                                          Plans         Plans
-------------                                  ---------     -------------
California                                          0.50%*            2.35%*
Maine                                               2.00%             2.00%
Nevada                                              3.50%             3.50%
South Dakota                                          --              1.25%
West Virginia                                       1.00%             1.00%
Wyoming                                               --              1.00%

* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value. FKLA reserves the right to deduct taxes when assessed.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a) Financial Statements to be included in Part B of the Registration Statement:

               Federal Kemper Life Assurance Company

                    Federal Kemper Life Assurance Company Unaudited Pro Forma Condensed Statutory Balance Sheet as of December 31, 2002

                    Federal Kemper Life Assurance Company Unaudited Pro Forma Condensed Statutory Income Statement for the Period Ended December 31, 2002

                    Report of Independent Accountants

                    Federal Kemper Life Assurance Company Statutory
                    Statements of Admitted Assets, Liabilities and Capital Stock and Surplus, as of December 31, 2002 and 2001

                    Federal Kemper Life Assurance Company Statutory Statements of Operations, for the years ended December 31, 2002 and 2001

                    Federal Kemper Life Assurance Company Statutory Statements of Capital Stock and Surplus, for the years ended
                    December 31, 2002 and 2001

                    Federal Kemper Life Assurance Company Statutory Statements of Cash Flows, for the years ended December 31, 2002 and 2001

                    Notes to Statutory Financial Statements

                    Report of Independent Accountants

                    Federal Kemper Life Assurance Company Statutory
                    Statements of Admitted Assets, Liabilities and Capital Stock and Surplus, as of December 2001 and 2000

                    Federal Kemper Life Assurance Company Statutory Statements of Operations, for the years ended December 31, 2001 and 2000

                    Federal Kemper Life Assurance Company Statutory Statements of Capital Stock and Surplus, for the years ended
                    December 31, 2001 and 2000

                    Federal Kemper Life Assurance Company Statutory Statements of Cash Flows, for the years ended December 31, 2001 and 2000

                    Notes to Statutory Financial Statements

----------

     (b)  Exhibits:

           /1/1 A copy of resolution of the Board of Directors of Federal Kemper Life Assurance Company dated May 23, 2003.

           2.            Not Applicable

           /1/3.1 Form of Distribution Agreement between Investors Brokerage Services, Inc. and FKLA

           /1/3.2 Form of Selling Group Agreement of Investors Brokerage Services, Inc.

           /1/3.3        Form of General Agent's Agreement

           4.1 Specimen Individual Flexible Premium Fixed and Variable Deferred Annuity Contract

           4.2           Specimen Death Benefit Rider

           4.3           Specimen Qualified Plan Contract Rider

           4.4           Specimen Loan Endorsement

           4.5 Specimen Endorsement--Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal charges and Market Value Adjustment

           4.6 Specimen Endorsement--Disability Waiver on Application of Withdrawal Charges

           4.7 Specimen Endorsement--Extended Care Waiver on Application of Withdrawal Charges

           /1/4.8        Unisex Rider

           /1/4.9 Form of SIMPLE IRA - Individual Retirement Annuity Supplemental Rider

           /1/4.10 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity

           /1/4.11       Form of 457 Deferred Compensation Rider

           /1/4.12       Form of Individual Retirement Annuity Rider

           2/4.13        Form of ERISA Rider

           5.1           Form of Individual Application

           /1/6. Federal Kemper Life Assurance Company articles of incorporation and by-laws

           7.            Not applicable

           2/8.1(a) Form of Participation Agreement between FKLA and Dreyfus Variable Investment Fund, Dreyfus Life and Annuity Index Fund Inc., Dreyfus Socially Responsible Growth Fund Inc. and Dreyfus Investment Portfolios.

           8.1(b) Form of Participation Agreement between FKLA and One Group Investment Trust.

           9.            Opinion and Consent of Counsel regarding legality.

           10. Consent of PricewaterhouseCoopers LLP, independent auditors.

           11.           Not Applicable

           12.           Not Applicable


----------

           /1/ Incorporated herein by reference to Exhibits filed with the Registration Statement on Form N-4 for FKLA (File No. 333-106150)filed on or about June 16, 2003.

           /2/ Incorporated herein by reference to Exhibits filed with Pre-Effective Amendment No. 1 on Form N-4 for FKLA (File No. 333-106312) filed on or about October 9, 2003.

Item 25. Directors and Officers of the Depositor, Federal Kemper Life Assurance Company

          The directors and principal officers of FKLA are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196.

         Name                              Office with FKLA
-----------------------   ------------------------------------------------------
James L. Harlin........   President, Chief Executive Officer and Director
Russell M. Bostick.....   Executive Vice President and Chief Information Officer
Jamie L. Riesterer.....   Vice President and Treasurer
                          (Principal Financial Officer)
Jeffrey B. Tilley......   Assistant Vice President and Controller
                          (Principal Accounting Officer)
Kenneth N. Olson.......   Executive Vice President
Jeffrey S. Schlinsog...   Chief Actuary and Director
Linda K. Wagner........   Executive Vice President and Director
Charles W. Scharf......   Director

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

          Federal Kemper Life Assurance Company ("FKLA"), the Depositor, is a wholly-owned subsidiary of Banc One Insurance Holdings, Inc., a non-operating holding company, which in turn is a wholly-owned subsidiary of Bank One Corporation. An organizational chart for FKLA can be found as Exhibit 14 filed with the Registration Statement on Form N-4, File No. 333-106312, accession no. 0001193125-03-059770, filed on October 9, 2003.

Item 27.  Number of Contract Owners

          Registrant has not commenced sales of the Contract, therefore, there are no Contract Owners.

Item 28.  Indemnification

          To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article 30 of the By-Laws of Federal Kemper Life Assurance Company ("FKLA") provides that each director and officer of the company shall be indemnified by the company against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement, and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company) in which he is a party or is threatened to be made a party by reason of his being or having been a director or officer of the company, or serving or having served, at the request of the company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the company, and with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of FKLA pursuant to the foregoing provisions, or otherwise, FKLA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by FKLA of expenses incurred or paid by a director, officer, employee of agent of FKLA in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of FKLA in connection with variable annuity contracts, FKLA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by FKLA is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a) Principal Underwriter

     Investors Brokerage Services, Inc. ("IBS"), a wholly owned subsidiary of Banc One Insurance Holdings, Inc., acts as principal underwriter for the FKLA Variable Annuity Separate Account. IBS also acts as principal underwriter for Kemper Investors Life Insurance Company's KILICO Variable Separate Account, KILICO Variable Annuity Separate Account and Kemper Investors Life Insurance Company Variable Annuity Account C.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage
            Services, Inc.

          The address of each officer is 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

                                            Position and Offices
            Name                              with Underwriter
----------------------------   -------------------------------------------------
James L. Harlin.............   Chairman and Director
Michael E. Scherrman........   President and Director
Jamie L. Riesterer..........   Chief Financial Officer
Thomas K. Walsh.............   Asst. Vice President and Chief Compliance Officer
Kenneth N. Olson............   Director
Jeffrey A. Worf.............   Secretary
Frank J. Julian.............   Assistant Secretary

Item 29.(c)

            Not applicable.

Item 30. Location of Accounts and Records

          Accounts, books and other documents required to be maintained by
     Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Federal Kemper Life Assurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196-6801.

Item 31. Management Services

          Not applicable.

Item 32. Undertakings and Representation

          a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

          b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
     (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

          Federal Kemper Life Assurance Company ("FKLA") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by FKLA.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

          FKLA, depositor and sponsor of Registrant, FKLA Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Flexible Premium Fixed and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, FKLA, the Separate Account and IBS represent that they will:

          1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with the Program;

          2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of annuity contracts to 403(b) participants;

          3. Instruct salespeople who solicit participants to purchase annuity Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

          4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, FKLA Variable Annuity Separate Account, has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg and State of Illinois on the _____ day of _____, 2003.


                                        FKLA VARIABLE ANNUITY SEPARATE ACCOUNT
                                        (Registrant)
                                        By: Federal Kemper Life Assurance
                                            Company


                                        BY:  /s/  James L. Harlin
                                           -------------------------------------
                                        James L. Harlin,
                                        President and Chief Executive Officer


                                        FEDERAL KEMPER LIFE ASSURANCE COMPANY
                                        (Depositor)


                                        BY:  /s/ James L. Harlin
                                           -------------------------------------
                                        James L. Harlin,
                                        President and Chief Executive Officer


As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following directors and principal officers of Federal Kemper Life Assurance Company in the capacities indicated on the ____ day of ___________, 2003.

           Signature                                  Title
------------------------------   -----------------------------------------------

/s/ James L. Harlin              President, Chief Executive Officer and Director
------------------------------   (Principal Executive Officer)
James L. Harlin


/s/ Jamie L. Riesterer           Vice President and Treasurer
------------------------------   (Principal Financial Officer)
Jamie L. Riesterer


/s/ Jeffrey B. Tilley            Assistant Vice President and Controller
------------------------------   (Principal Accounting Officer)
Jeffrey B. Tilley


/s/ Jeffrey S. Schlinsog
------------------------------   Director
Jeffrey S. Schlinsog


/s/ Linda K. Wagner
------------------------------   Director
Linda K. Wagner

                                  EXHIBIT LIST
                                  ------------

                                                                    Sequentially
--------------------------------------------------------------------------------
Exhibit                                                             Numbered
--------------------------------------------------------------------------------
Number                             Description                      Pages
--------------------------------------------------------------------------------

     4.1 Specimen Individual Flexible Premium Fixed and Variable Deferred Annuity Contract

     4.2     Specimen Death Benefit Rider

     4.3     Specimen Qualified Plan Contract Rider

     4.4     Specimen Loan Endorsement

     4.5 Specimen Endorsement--Required Minimum Distribution under a Qualified Plan Contract Application of Withdrawal charges and Market Value Adjustment

     4.6 Specimen Endorsement--Disability Waiver on Application of Withdrawal Charges

     4.7 Specimen Endorsement--Extended Care Waiver on Application of Withdrawal Charges

     5.1     Specimen Individual Application

     8.1(b) Form of Participation Agreement between FKLA and One Group Investment Trust.

     9.      Opinion and Consent of Counsel regarding legality.

     10.     Consent of PricewaterhouseCoopers LLP, independent auditors.